Deutsche Bank Interim Report as of March 31, 2009	Exhibit 99.1
Deutsche Bank
The Group at a Glance

	Three months ended
	Mar 31, 2009	Mar 31, 2008
Share price at period end	€ 30.30	€ 71.70

Share price high	€ 32.92	€ 89.80

Share price low	€ 15.38	€ 64.62

Basic earnings per share	€ 1.97	€ (0.27)

Diluted earnings per share	€ 1.92	€ (0.27)

Average shares outstanding, in m., basic	603	484

Average shares outstanding, in m., diluted	617	484

Return on average shareholders’ equity (post-tax)	14.7%	(1.4) %

Pre-tax return on average shareholders’ equity	22.6%	(2.7) %

Pre-tax return on average active equity	21.9%	(3.1) %

Book value per basic share outstanding[1]	€ 52.49	€ 71.69

Cost/income ratio[2]	67.5%	103.0%

Compensation ratio[3]	41.3%	63.6%

Noncompensation ratio[4]	26.2%	39.5%

	in € m.	in € m.

Total net revenues	7,205	4,616

Provision for credit losses	526	114

Total noninterest expenses	4,864	4,756

Income (loss) before income taxes	1,815	(254)

Net income (loss)	1,182	(141)

	Mar 31, 2009	Dec 31, 2008
	in € bn.	in € bn.

Total assets	2,103	2,202

Shareholders’ equity	33.7	30.7

Tier 1 capital ratio[5]	10.2%	10.1%

	Number	Number

Branches	1,984	1,981
thereof in Germany	982	981

Employees (full-time equivalent)	80,277	80,456
thereof in Germany	28,054	27,942

Long-term rating
Moody’s Investors Service	Aa1	Aa1
Standard & Poor’s	A+	A+
Fitch Ratings	AA–	AA–

The reconciliation of average active equity and related ratios is provided on page 58 of this report.

1	Book value per basic share outstanding is defined as shareholders’ equity divided by the number of basic shares outstanding (both at period end).

2	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.

3	Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.

4
Noncompensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.

5	The Tier 1 capital ratio excludes transitional items pursuant to section 64h (3) German Banking Act.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Management Report            Discussion of Group Results
Management Report
Discussion of Group Results
Net revenues were € 7.2 billion, after mark-downs of € 1.0 billion, including € 841 million from further provisions against monoline insurers, and an impairment charge of € 500 million on The Cosmopolitan Resort and Casino property. Net revenues increased 56 % versus € 4.6 billion (after mark-downs of € 3.2 billion) in the first quarter 2008.
In the Corporate and Investment Bank (CIB), net revenues were € 4.9 billion versus € 1.5 billion in the first quarter 2008.
In Corporate Banking & Securities (CB&S), net revenues were € 4.2 billion, up from € 880 million in the prior year quarter, driven predominantly by revenues in Sales & Trading (debt and other products) of € 3.8 billion, up 185 % versus the first quarter 2008. This performance reflects strong year-on-year growth in ‘flow’ products including foreign exchange, money market and interest rate trading. Mark-downs in the first quarter 2009 were € 1.0 billion, compared to € 1.4 billion in the same quarter last year. In Sales & Trading (equity), net revenues were € 275 million in the quarter, versus € 745 million in the first quarter 2008, reflecting losses in equity derivatives and lower cash equities revenues, which more than offset year-on-year growth in prime brokerage. Revenues in Origination were € 219 million in the quarter, up from negative revenues of € 1.3 billion in the first quarter 2008, principally reflecting the non-recurrence of mark-downs on leveraged loans and loan commitments in the prior year quarter, together with strong levels of market activity in investment-grade debt issuance. Advisory revenues were € 129 million, essentially unchanged from the first quarter 2008. Revenues from Other products included the aforementioned impairment charge related to The Cosmopolitan Resort and Casino property and impairment losses on private equity investments.
In Global Transaction Banking (GTB), net revenues were € 666 million, marginally higher compared to the first quarter 2008. Growth in Trade Finance revenues, achieved despite declining volumes of international trade, was offset by lower revenues in Corporate Cash Management and Trust and Securities Services, reflecting lower interest rates, the adverse impact of exchange rate movements and lower valuations on our assets under custody.
In Private Clients and Asset Management (PCAM), net revenues were € 1.9 billion, compared to € 2.5 billion in the first quarter 2008.
In Asset and Wealth Management (AWM), net revenues were € 515 million, compared to € 1.0 billion in the prior year quarter. This development reflects lower brokerage and portfolio/fund management revenues arising from declines in equity market valuations and lower levels of portfolio activity. Revenues in the current quarter were also negatively impacted by impairment charges in the RREEF business, together with the non-recurrence of certain one-time gains recorded in the prior year quarter.

Management Report            Discussion of Group Results
In Private & Business Clients (PBC), net revenues were € 1.4 billion, down 5 % versus the first quarter 2008. Revenues in brokerage and portfolio/fund management were lower due to reduced levels of client activity and lower market valuations, together with a decline in insurance brokerage revenues compared to the prior year quarter.
Provision for credit losses was € 526 million, versus € 114 million in the first quarter 2008. Provision for credit losses in the current quarter included € 218 million related to assets reclassified in accordance with IAS 39. In CIB, provision for credit losses was € 357 million, versus a credit of € 11 million in the first quarter 2008. This increase was primarily driven by charges taken in respect of the aforementioned reclassifications and reflects the generally weaker credit environment. In PCAM, provision for credit losses was € 169 million, versus € 125 million in the first quarter 2008, predominantly reflecting higher provisions in PBC. The positive effect of a € 60 million release in relation to revised parameter and model assumptions was offset by rising delinquencies in Germany, a deteriorating credit environment in Spain, and the expansion of the consumer finance business in Poland.
Noninterest expenses were € 4.9 billion in the quarter, up 2 % versus € 4.8 billion in the first quarter 2008. Compensation and benefits were € 3.0 billion, up 1 % versus the prior year quarter, primarily reflecting higher accruals of performance-related compensation. The ratio of compensation and benefits to revenues was 41%, versus 64 % in the prior year quarter. General and administrative expenses were € 1.9 billion, essentially unchanged from the prior year quarter. Current quarter general and administrative expenses included charges for litigation provisions of almost € 90 million, compared to insignificant provision releases in the prior year quarter. Other non-compensation expenses were a credit of € 62 million arising from policyholder benefits and claims, versus a credit of € 126 million in the prior year quarter (offset in revenues).
Income before income taxes was € 1.8 billion in the quarter, versus a loss before income taxes of € 254 million in the first quarter 2008. The cost-income ratio for the quarter was 67%, compared to 103 % in the same period last year.
Net income was € 1.2 billion in the quarter, versus a net loss of € 141 million in the first quarter 2008. The effective tax rate for the quarter was 34.9%. Earnings per share, on a diluted basis, were € 1.92, compared to negative 27 cents in the prior year quarter.
Our Tier 1 capital ratio was 10.2 % at the end of the quarter, up from 10.1 % at the end of the fourth quarter 2008, and above our published target of 10%. The core Tier 1 ratio, which excludes hybrids, was 7.1 % at the end of the quarter, up from 7.0 % at the year end. Tier 1 capital at the end of the quarter was € 32.3 billion, up by € 1.2 billion from the end of the fourth quarter 2008. Tier 1 capital increased primarily from retained earnings. The effect of the issue of shares to Deutsche Post AG as contribution in kind for our purchase of a

Management Report            Business Segment Review
minority stake in Deutsche Postbank AG during the quarter, was offset by a capital deduction in respect of this purchase. Risk-weighted assets were € 316 billion at the end of the quarter, up € 8 billion versus the end of the fourth quarter 2008, including € 12 billion in relation to the Deutsche Postbank transaction structure and € 8 billion due to exchange rate movements, which were partly offset by initiatives to reduce risk-weighted positions of € 12 billion.
Business Segment Review
Corporate and Investment Bank Group Division (CIB)

	Three months ended		Absolute	Change in %
in € m.	Mar 31, 2009	Mar 31, 2008	change

Net revenues	4,888	1,541	3,347	N/M

Provision for credit losses	357	(11)	368	N/M

Noninterest expenses	2,986	2,914	72	2

Minority interest	1	(8)	8	N/M

Income (loss) before income taxes	1,544	(1,354)	2,898	N/M

N/M – Not meaningful
Corporate Banking & Securities Corporate Division (CB&S)

	Three months ended		Absolute	Change in %
in € m.	Mar 31, 2009	Mar 31, 2008	change

Net revenues	4,222	880	3,342	N/M

Provision for credit losses	356	(8)	364	N/M

Noninterest expenses	2,542	2,500	42	2

Minority interest	1	(8)	8	N/M

Income (loss) before income taxes	1,323	(1,604)	2,928	N/M

N/M – Not meaningful
Sales & Trading (debt and other products) generated revenues of € 3.8 billion in the first quarter, an increase of € 2.4 billion, or 185%, compared to the first quarter 2008. We recorded further mark-downs of € 1.0 billion (therein provisions against monoline insurers € 841 million, commercial real estate € 48 million, European residential mortgage-backed securities € 47 million, and impairment losses on available for sale positions € 45 million), compared to € 1.4 billion (therein residential mortgage-backed securities € 607 million, commercial real estate loans € 441 million, provisions against monoline insurers € 231 million and impairment losses on available for sale positions € 144 million) in the first quarter 2008.
The underlying performance in the quarter reflects the strength of our business model and client franchise. The increase was driven by record revenues in interest rate and foreign exchange products and a strong performance in money market products, which all benefited from strong client flows and wider bid-offer spreads. Revenues in our Credit Trading businesses were flat overall, with gains on our flow and structured books offset by losses on legacy positions.

Management Report            Business Segment Review
Sales & Trading (equity) generated revenues of € 275 million, € 470 million, or 63%, lower than the first quarter 2008. The decrease was driven by losses related to positions from the prior year in Equity Derivatives and lower Cash Equities revenues. However, the prime brokerage business continued to benefit from a flight to quality and wider margins, increasing revenues by 20 % compared to the prior year quarter.
Origination and Advisory generated revenues of € 348 million in the first quarter 2009, compared to negative € 1.2 billion in the first quarter 2008. The increase in revenues was principally due to the absence of material mark-to-market losses on leveraged finance loans and loan commitments that were recorded in the first quarter 2008, together with strong levels of market activity in investment grade debt issuances in the current quarter. The aforementioned mark-to-market losses amounted to € 43 million in the first quarter 2009, compared to € 1.8 billion in the prior year quarter. Low transaction volumes and difficult market conditions continued in the first quarter 2009, impacting overall business revenue. However, we improved our position in Advisory compared to the full year 2008 globally from eighth to fifth and in EMEA from fifth to first position based on announced volumes. Based on market share of fees we also improved our ranking, moving to seventh position globally and second in EMEA. (Sources for all rankings: Dealogic, Thomson Reuters).
Loan products revenues were € 613 million for the first quarter 2009, an increase of € 371 million, or 154%, from the same period last year. The increase was driven by mark-to-market gains on loans held at fair value and associated hedges, as well as increased interest income from assets transferred to Loan products as a result of reclassifications in accordance with the amendments to IAS 39.
Other products revenues were negative € 768 million in the first quarter, a decrease of € 515 million compared to the prior year quarter. In September 2008, we foreclosed on The Cosmopolitan Resort and Casino property and recorded an impairment of € 500 million to this property in the current quarter. In addition, we incurred losses on private equity investments.
In provision for credit losses, CB&S recorded a net charge of € 356 million in the first quarter 2009, compared to a net release of € 8 million in the prior year quarter. The increase was primarily driven by provisions for credit losses related to assets which had been reclassified in accordance with IAS 39 of € 218 million, mainly on leveraged loans.
Noninterest expenses of € 2.5 billion in the first quarter 2009 remained stable compared to the first quarter 2008. Higher provisions for performance-related compensation due to improved results were offset by savings from cost containment measures and lower staff levels.

Management Report            Business Segment Review
Income (loss) before income taxes was a gain of € 1.3 billion in the first quarter 2009, compared to a loss of € 1.6 billion in the prior year quarter.
Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”
Under the amendments to IAS 39 and IFRS 7 certain financial assets have been reclassified out of financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. Reclassifications were made during the second half of 2008 and a number of additional reclassifications have been made during the first quarter of 2009. In these instances, management believed that the intrinsic values of the assets exceeded their estimated fair values, which reflected the current significantly reduced liquidity in the financial markets, and that returns on these assets would be optimized by holding them for the foreseeable future. Where this clear change of intent existed and was supported by an ability to hold and fund the underlying positions, we concluded that the reclassifications aligned more closely the accounting with the business intent.
The table below shows the quarterly incremental impact for CB&S on the income statement and upon gains and losses not recognized in the income statement of the reclassifications compared to what we estimate we would have recorded if the instruments remained in their original classification. The consequential effect on credit market risk disclosures is provided under “Update on Key Credit Market Exposures”.

	Mar 31, 2009		Three months ended Mar 31, 2009
	Carrying value	Fair value	Impact on		Impact on net
			income before		gains (losses) not
			income taxes		recognized in the
					income statement
	in € bn.	in € bn.	in € m.		in € m.
Sales & Trading – Debt
Trading assets reclassified to loans	19.4	16.5	892		–
Financial assets available for sale reclassified to loans	11.2	8.7	46		519

Origination and advisory
Trading assets reclassified to loans	7.3	6.1	121		–

Loan products
Financial assets available for sale reclassified to loans	0.2	0.1	106	[1]	(114)[1]

Total	38.1	31.4	1,165	[2]	405

of which related to reclassifications made in 2008	35.1	28.6	1,002		405

of which related to reclassifications made in 2009	3.0	2.8	163		–

1
The negative amount shown as the quarterly movement in net gains (losses) not recognized in the income statement is due to an instrument being impaired in the quarter. The decrease in fair value since reclassification that would have been recorded in equity would then be removed from equity and recognized through the income statement. The income statement difference is due to differences between the impairment models for available for sale instruments compared to loans and receivables.

2	In addition to the impact in CB&S, income before income taxes decreased by € 1 million in PBC.

Management Report            Business Segment Review
Update on Key Credit Market Exposures
The following is an update on the development of certain key credit positions (including protection purchased from monoline insurers) of those CB&S businesses on which we have previously provided additional risk disclosures.

Mortgage related exposure in our CDO trading and origination,
U.S. and European residential mortgage businesses[1]
in € m.	Mar 31, 2009	Dec 31, 2008
Subprime and Alt-A CDO exposure in trading and origination businesses:
CDO subprime exposure – Trading[2]	428	485
CDO subprime exposure – Available for sale	38	86
CDO Alt-A exposure – Trading	24	54

Residential mortgage trading businesses:
Other U.S. residential mortgage business exposure[3,4]	1,373	1,259
European residential mortgage business exposure[5]	197	257

1
Exposure is net of hedges and other protection purchased. Exposure represents our potential loss in the event of a 100 % default of securities and associated hedges, assuming zero recovery. Exposure excludes assets reclassified from trading or available for sale to loans and receivables in accordance with the amendments to IAS 39. The impact of the transfer was to reduce our profit and loss exposure in the above table to fair value movements as of March 31, 2009 by € 1.7 billion (thereof European residential mortgage exposure € 1.1 billion, Other U.S. residential mortgage exposure € 273 million, CDO subprime exposure – Trading € 243 million) and as of December 31, 2008 by € 1.9 billion (thereof European residential mortgage exposure € 1.1 billion, Other U.S. residential mortgage exposure € 336 million, CDO subprime exposure – Trading € 373 million).

2	Classified as subprime if 50 % or more of the underlying collateral are home equity loans.

3
Excludes both agency mortgage-backed securities and agency eligible loans, which we do not consider to be credit sensitive products, and interest-only and inverse interest-only positions which are negatively correlated to deteriorating markets.

4
Thereof € 879 million Alt-A, € (21) million Subprime, € (2) million Other and € 517 million Trading-related net positions as of March 31, 2009 and € 1.0 billion Alt-A, € (134) million Subprime, € (57) million Other and € 403 million Trading-related net positions as of December 31, 2008.

5
Thereof United Kingdom € 148 million, Italy € 38 million and Germany € 11 million as of March 31, 2009 and United Kingdom € 188 million, Italy € 56 million and Germany € 13 million as of December 31, 2008.

Commercial Real Estate whole loans[1]
in € m.	Mar 31, 2009	Dec 31, 2008
Loans held on a fair value basis, net of risk reduction[2]	2,235	2,605

Loans reclassified in accordance with the amendments to IAS 39[3]	6,649	6,669

Loans related to asset sales[4]	2,240	2,103

1	Excludes our portfolio of secondary market commercial mortgage-backed securities which are actively traded and priced and loans that have been held on our hold book since inception.

2
Risk reduction trades represent a series of derivative or other transactions entered into in order to mitigate risk on specific whole loans. Fair value of risk reduction amounted to € 1.6 billion as of March 31, 2009 and € 1.4 billion as of December 31, 2008.

3	Carrying value.

4	Carrying value of vendor financing on loans sold since January 1, 2008. Please refer to “Special Purpose Entities” on page 19 for more information.

Leveraged Finance[1]
in € m.	Mar 31, 2009	Dec 31, 2008
Loans held on a fair value basis	527	994
thereof: loans entered into since 2008	298	469

Loans reclassified in accordance with the amendments to IAS 39[2]	7,521	7,652

Loans related to asset sales[3]	6,276	5,673

1	Excludes loans transacted before January 1, 2007 which were undertaken before the market disruption and loans that have been held on our hold book since inception.

2	Carrying value.

3	Carrying value of vendor financing on loans sold since January 1, 2008. Please refer to “Special Purpose Entities” on page 19 for more information.

Management Report            Business Segment Review

Monoline exposure related to U.S.
residential mortgages[1,2]	Mar 31, 2009						Dec 31, 2008
	Notional	Fair value		CVA [3]	Fair value		Notional	Fair value		CVA [3]	Fair value
	amount	prior to			after CVA	[3]	amount	prior to			after CVA	[3]
in € m.		CVA	[3]					CVA	[3]

AA Monolines[4]:
Super Senior ABS CDO	–	–		–	–		–	–		–	–
Other subprime	76	47		(4)	43		76	40		–	39
Alt-A	5,304	2,168		(190)	1,979		5,063	1,573		(37)	1,536

Total AA Monolines	5,380	2,216		(194)	2,022		5,139	1,613		(37)	1,576

Non Investment Grade Monolines[4]:
Super Senior ABS CDO	335	305		(257)	48		1,110	1,031		(918)	113
Other subprime	259	102		(38)	64		258	80		(24)	56
Alt-A	1,346	426		(341)	85		1,293	336		(346)	(10)

Total Non Investment Grade Monolines	1,939	833		(636)	197		2,660	1,447		(1,288)	159

Total	7,320	3,049		(830)	2,219		7,799	3,060		(1,325)	1,735

1
Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of € 55 million as of March 31, 2009 and € 58 million as of December 31, 2008, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

2	A proportion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

3	Credit valuation adjustments (“CVA”) are assessed name-by-name based on internally determined credit ratings.

4	Ratings are the lower of Standard & Poor’s, Moody’s or our own internal credit ratings as of March 31, 2009 and December 31, 2008.

Other Monoline exposure[1,2]	Mar 31, 2009						Dec 31, 2008
	Notional	Fair value		CVA [3]	Fair value		Notional	Fair value		CVA [3]	Fair value
	amount	prior to			after CVA	[3]	amount	prior to			after CVA	[3]
in € m.		CVA	[3]					CVA	[3]

AA Monolines[4]:
TPS-CLO	3,127	1,436		(126)	1,310		3,019	1,241		(29)	1,213
CMBS	1,085	185		(16)	169		1,018	117		(3)	115
Corporate single name/Corporate CDO	6,666	146		(13)	133		6,273	222		(2)	219
Student loan	147	85		(7)	78		277	105		(2)	103
Other	623	290		(25)	265		587	288		(5)	283

Total AA Monolines	11,648	2,142		(187)	1,955		11,174	1,974		(41)	1,933

Non AA Investment Grade Monolines[4]:
TPS-CLO	–	–		–	–		416	215		(59)	156
CMBS	–	–		–	–		5,537	882		(111)	771
Corporate single name/Corporate CDO	–	–		–	–		5,525	272		(38)	234
Student loan	–	–		–	–		53	20		(3)	17
Other	–	–		–	–		498	94		(16)	78

Total Non AA Investment Grade Monolines	–	–		–	–		12,029	1,484		(228)	1,256

Non Investment Grade Monolines[4]:
TPS-CLO	1,306	599		(189)	410		831	244		(74)	169
CMBS	6,315	1,377		(439)	938		672	125		(56)	69
Corporate single name/Corporate CDO	6,275	370		(93)	278		787	9		(2)	6
Student loan	1,319	863		(173)	689		1,185	906		(227)	680
Other	1,650	653		(360)	293		1,244	504		(229)	275

Total Non Investment Grade Monolines	16,865	3,862		(1,254)	2,608		4,719	1,787		(588)	1,199

Total	28,513	6,005		(1,442)	4,563		27,922	5,245		(857)	4,388

1
Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of € 106 million as of March 31, 2009 and € 136 million as of December 31, 2008, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

2	A proportion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

3	Credit valuation adjustments (“CVA”) are assessed name-by-name based on internally determined credit ratings.

4	Ratings are the lower of Standard & Poor’s, Moody’s or our own internal credit ratings as of March 31, 2009 and December 31, 2008.

Management Report            Business Segment Review
The following table shows the roll-forward of CVA held against monoline insurers from December 31, 2008 to March 31, 2009.

Credit valuation adjustment	Three months ended
in € m.	Mar 31, 2009
Balance, beginning of year	2,182

Settlements arising from commutation agreements in the quarter	(752)

Increase	841

Balance, end of period	2,271

Global Transaction Banking Corporate Division (GTB)

	Three months ended		Absolute	Change in %
in € m.	Mar 31, 2009	Mar 31, 2008	change

Net revenues	666	661	5	1

Provision for credit losses	1	(3)	4	N/M

Noninterest expenses	444	414	30	7

Minority interest	–	–	–	N/M

Income before income taxes	221	250	(29)	(12)

N/M – Not meaningful
GTB net revenues of € 666 million in the first quarter 2009 were marginally higher compared to the first quarter 2008. The domestic custody business was negatively affected by declining asset values and lower interest rates. While lower interest rates also had a negative impact on the Corporate Cash Management business, revenues in the other GTB businesses improved versus the prior year quarter. Trade Finance revenue growth was driven by higher margins in the documentary business and an increase of market share in Europe. GTB also benefited from a growing market share in the U.S. dollar clearing business whilst maintaining a strong and dominant position in euro clearing. The continuing flight to quality resulted in higher payment and deposit volumes in the Cash Management Business.
In provision for credit losses, a net charge of € 1 million was recorded in the first quarter 2009, compared to a net release of € 3 million in the prior year quarter.
Noninterest expenses were € 444 million in the first quarter 2009, up € 30 million, or 7%, compared to the first quarter 2008. This increase reflects higher transaction-related costs, increased staff levels across all business lines in order to support the business growth and the formation of Deutsche Card Services GmbH in the fourth quarter 2008.
Income before income taxes was € 221 million for the first quarter, a decrease of € 29 million, or 12%, compared to the prior year quarter.

Management Report            Business Segment Review
Private Clients and Asset Management Group Division (PCAM)

	Three months ended		Absolute	Change in %
in € m.	Mar 31, 2009	Mar 31, 2008	change
Net revenues	1,896	2,454	(558)	(23)

Provision for credit losses	169	125	44	36

Noninterest expenses	1,697	1,838	(140)	(8)

Minority interest	(4)	(0)	(4)	N/M

Income before income taxes	34	492	(458)	(93)

N/M – Not meaningful
Asset and Wealth Management Corporate Division (AWM)

	Three months ended		Absolute	Change in %
in € m.	Mar 31, 2009	Mar 31, 2008	change
Net revenues	515	1,001	(486)	(49)

Provision for credit losses	5	0	5	N/M

Noninterest expenses	687	813	(126)	(16)

Minority interest	(4)	(0)	(4)	N/M

Income (loss) before income taxes	(173)	188	(361)	N/M

N/M – Not meaningful
Net revenues in AWM were € 515 million in the first quarter 2009, a decrease of € 486 million, or 49%, compared to the same quarter last year.
Portfolio/Fund management revenues were down € 149 million, or 31%, in Asset Management (AM) and € 23 million, or 24%, in Private Wealth Management (PWM), compared to the first quarter 2008. These decreases reflect the impact of continued unfavorable market conditions and lower asset valuations on asset-based fees, as well as performance fees in Asset Management, in particular with regard to equity products. Brokerage revenues were down € 50 million, or 21%, compared to the prior year quarter, mainly reflecting lower customer activity in a more difficult market environment and a shift in client demand towards less complex products. Revenues related to loan/deposit products were up slightly by € 1 million, or 2%. In other products revenues were negative € 150 million compared to positive € 112 million in the first quarter 2008. The current quarter included impairment charges related to RREEF investments of € 120 million. The prior year’s quarter included a gain of € 65 million from the sale of Australian activities in AM’s Real Estate business as well as a one-time gain in PWM related to an investment in Switzerland.
Noninterest expenses were € 687 million in the first quarter 2009, a decrease of € 126 million, or 16%, compared to the first quarter 2008. The decline reflects substantially lower discretionary injections into certain consolidated money market funds in AM in the first quarter 2009, decreased performance-related compensation and tight cost management. These declines were partly offset by higher severance payments in support of our initiatives to reposition our platform.

Management Report            Business Segment Review
In the first quarter 2009, AWM recorded a loss before income taxes of € 173 million, compared to an income of € 188 million in the same period of the previous year.
Invested assets in AWM remained essentially unchanged compared to December 31, 2008, at € 627 billion. Net new money outflows of € 3 billion in AM and € 1 billion in PWM together with the impact of reduced asset prices were offset by positive foreign exchange rate effects.
Private & Business Clients Corporate Division (PBC)

	Three months ended		Absolute	Change in %
in € m.	Mar 31, 2009	Mar 31, 2008	change
Net revenues	1,381	1,454	(72)	(5)

Provision for credit losses	165	125	40	32

Noninterest expenses	1,010	1,025	(14)	(1)

Minority interest	(0)	0	(0)	N/M

Income before income taxes	206	304	(98)	(32)

N/M – Not meaningful
Net revenues in the first quarter 2009 were € 1.4 billion, down € 72 million, or 5%, compared to the first quarter 2008.
Brokerage revenues decreased € 86 million, or 30%, and revenues from portfolio/fund management declined by € 14 million, or 26%, compared to the first quarter 2008. The decrease in both product categories reflected lower levels of client activity in uncertain markets. Revenues from payments, account & remaining financial services decreased by € 28 million, or 10%. This decline was primarily driven by lower revenues related to insurance sales, which benefited in the first quarter 2008 from high levels of customer demand for pension-related products. Loan/deposit revenues increased by € 13 million, or 2%, compared to the prior year quarter. Lower margins on deposits were offset by higher loan and deposit volumes and by higher loan margins. Revenues from other products increased by € 43 million, or 47%, compared to the prior year quarter. This development was mainly driven by PBC’s asset and liability management function and a gain on the disposal of an available for sale security.
Provision for credit losses was € 165 million in the first quarter 2009, up € 40 million, or 32%, compared to the same quarter last year. This development included a positive effect of a € 60 million release in relation to revised parameter and model assumptions in the first quarter 2009, which was more than offset by higher levels of delinquencies in Germany, a continued deterioration of the credit environment in Spain, as well as impacts from organic growth in Poland.
Noninterest expenses were € 1.0 billion in the first quarter 2009, a decrease of € 14 million, or 1%, compared to the first quarter 2008. The decline reflected lower performance-related compensation, partly offset by increased expenses from higher staff levels and severance payments.

Management Report            Business Segment Review
Income before income taxes was € 206 million in the quarter, a decrease of € 98 million, or 32%, compared to the first quarter 2008.
Invested assets were € 182 billion as of March 31, 2009. The decline of € 6 billion compared to December 31, 2008 reflected € 2 billion of outflows with the balance primarily driven by market depreciation.
PBC’s total number of clients of 14.7 million included approximately 63,000 net new clients in the first quarter 2009, which were mainly acquired in Germany and Italy.
Corporate Investments Group Division (CI)

	Three months ended		Absolute	Change in %
in € m.	Mar 31, 2009	Mar 31, 2008	change
Net revenues	153	705	(551)	(78)

Provision for credit losses	(0)	(0)	(0)	N/M

Noninterest expenses	89	26	63	N/M

Minority interest	0	(0)	0	N/M

Income before income taxes	65	679	(615)	(91)

N/M – Not meaningful
CI’s income before income taxes was € 65 million in the first quarter 2009, compared to € 679 million in the first quarter 2008. The current quarter was positively impacted by mark-to-market gains of € 321 million from derivatives related to the acquisition of Deutsche Postbank AG shares, gains of € 60 million from the sale of industrial holdings and gains from our option to increase our share in Hua Xia Bank Co. Ltd. These developments were almost entirely offset by impairment charges of € 302 million on our industrial holdings and a loss related to a consolidated infrastructure investment which was transferred at the beginning of the quarter from AWM. The first quarter 2008 included gains of € 854 million from the sale of industrial holdings including Daimler AG, Allianz SE and Linde AG, partly offset by mark-downs related to our Hua Xia Bank option.

Management Report            Financial Position
Consolidation & Adjustments

	Three months ended		Absolute	Change in %
in € m.	Mar 31, 2009	Mar 31, 2008	change
Net revenues	267	(84)	351	N/M

Provision for credit losses	(0)	(0)	0	(58)

Noninterest expenses	91	(21)	112	N/M

Minority interest	3	8	(5)	(61)

Income (loss) before income taxes	173	(72)	244	N/M

N/M – Not meaningful
Income before income taxes in Consolidation & Adjustments was € 173 million in the first quarter 2009 compared to a loss of € 72 million in the prior year quarter. Net revenues in the first quarter 2009 were driven by positive effects from different accounting methods used for management reporting and IFRS for economically hedged short-term positions, driven by the significant volatility and overall decline of short-term interest rates. Partly offsetting these positive effects were charges related to litigation provisions. The prior year quarter did not include significant individual items.
Financial Position
The table below shows information on our financial position.

in € m.	Mar 31, 2009	Dec 31, 2008
Cash and due from banks	11,256	9,826

Interest-earning deposits with banks	44,832	64,739

Central bank funds sold, securities purchased under resale agreements and securities borrowed	44,662	44,289

Trading assets	219,251	247,462

Positive market values from derivative financial instruments	1,140,637	1,224,493

Financial assets designated at fair value through profit or loss[1]	155,883	151,856

Loans	273,263	269,281

Remaining assets	213,641	190,477

Total assets	2,103,425	2,202,423

Deposits	395,670	395,553

Central bank funds purchased, securities sold under repurchase agreements and securities loaned	67,691	90,333

Trading liabilities	46,525	68,168

Negative market values from derivative financial instruments	1,092,393	1,181,617

Financial liabilities designated at fair value through profit or loss[2]	89,751	78,003

Other short-term borrowings	37,423	39,115

Long-term debt	132,675	133,856

Remaining liabilities	206,399	183,864

Total liabilities	2,068,527	2,170,509

Total equity	34,898	31,914

1
Includes securities purchased under resale agreements designated at fair value through profit or loss of € 101,455 million and € 94,726 million and securities borrowed designated at fair value through profit or loss of € 26,956 million and of € 29,079 million as of March 31, 2009 and December 31, 2008 respectively.

2	Includes securities sold under repurchase agreements designated at fair value through profit or loss of € 67,186 million and € 52,633 million as of March 31, 2009 and December 31, 2008 respectively.

Management Report            Financial Position
Assets and Liabilities
As of March 31, 2009, total assets were € 2,103 billion and total liabilities were € 2,069 billion, a decrease of € 99 billion and € 102 billion, respectively, compared to December 31, 2008. Implied decreases of assets and liabilities denominated in local currency were even higher, but the weakening of the euro versus the U.S. dollar led to higher euro equivalents of these positions in the first quarter 2009.
The primary drivers for the decline in both total assets and total liabilities were lower positive and negative market values from derivatives (down € 84 billion and € 89 billion, respectively), mainly attributable to interest rate products and FX products. Trading assets and trading liabilities decreased by € 28 billion and € 22 billion, respectively, as a result of our continued activities to reduce the size of our balance sheet in CIB. The development of total assets also reflected a decrease of interest-earning deposits with central banks, and higher brokerage and securities related receivables. Payables from brokerage and securities increased as well, counterbalanced by decreases in central bank funds purchased and securities sold under repurchase agreements.
Fair Value Hierarchy – Valuation Techniques with Unobservable Parameters
Financial instruments carried at fair value are categorized under the three levels of the IFRS fair value hierarchy depending upon whether their values were determined based upon quoted prices in an active market (“Level 1”), valuation techniques with observable parameters (“Level 2”) and valuation techniques with unobservable parameters (“Level 3”). Level 3 assets include complex OTC derivatives, illiquid loans and certain structured bonds. Instruments classified in this category have a parameter input or inputs which are unobservable and which have a more than insignificant impact on the fair value of the instrument.
Total Level 3 assets were € 80 billion as of March 31, 2009, which was equivalent to 5 % of total fair value assets (versus € 88 billion, or 5%, as of December 31, 2008). Total Level 3 liabilities were € 29 billion as of March 31, 2009 which was equivalent to 2 % of total fair value liabilities (versus € 34 billion, or 3%, as of December 31, 2008). The decrease in Level 3 assets of € 8 billion during the three months ended March 31, 2009 was mainly attributable to improved transparency of credit correlation inputs resulting in a reclassification into Level 2, sales of mortgage-backed securities which resulted in deconsolidation of certain securitization vehicles and terminations due to events of default for some structured credit derivatives.
The decrease in Level 3 liabilities of € 5 billion during the three months ended March 31, 2009 was mainly attributable to improved transparency of credit correlation inputs resulting in a reclassification into Level 2 and sales of mortgage-backed securities which resulted in deconsolidation of certain securitization vehicles.

Management Report            Special Purpose Entities
Equity
Total equity of € 34.9 billion as of March 31, 2009, increased by € 3.0 billion, or 9%, compared to December 31, 2008. The main factors contributing to this development were net income attributable to Deutsche Bank shareholders of € 1.2 billion, a capital increase of € 958 million from the issuance of 50 million new shares in March 2009 related to the acquisition of a minority interest in Deutsche Postbank AG, and positive effects from exchange rate changes of € 478 million (especially in the U.S. dollar and the British pound).
Unrealized net losses on financial assets available for sale increased by € 39 million compared to December 31, 2008. The negative balance of € 921 million as of March 31, 2009 mainly resulted from the decline in the fair value of debt securities in Group sponsored asset-backed commercial paper (“ABCP”) conduits in the first half of 2008. Following the amendments to IAS 39, “Reclassification of Financial Assets”, the majority of these assets was reclassified out of financial assets available for sale to the loans category as of July 1, 2008. The associated unrealized losses which occurred prior to the reclassification date are amortized through profit or loss until maturity of the assets based on the effective interest rate method.
Special Purpose Entities
We engage in various business activities with certain entities, referred to as special purpose entities (“SPEs”), which are designed to achieve a specific business purpose. The principal uses of SPEs are to provide clients with access to specific portfolios of assets and risk and to provide market liquidity for clients through securitizing financial assets. SPEs may be established as corporations, trusts or partnerships.
In limited situations we consolidate some SPEs for both financial reporting and German regulatory purposes. However, in all other cases we hold regulatory capital, as appropriate, against all SPE-related transactions and related exposures, such as derivative transactions and lending-related commitments and guarantees. To date, our exposures to nonconsolidated SPEs have not had a material impact on our debt covenants, capital ratios, credit ratings or dividends.
This section contains information about movements in total assets of SPEs that are consolidated on our balance sheet as well as movements on total exposures to SPEs that are not consolidated. This section should be read in conjunction with the Management Report, section “Special Purpose Entities”, and Note [1] of our Financial Report 2008.

Management Report            Special Purpose Entities
Total Assets in Consolidated SPEs
These tables provide detail about the assets (after consolidation eliminations) in our consolidated SPEs. These tables should be read in conjunction with the “Update on Key Credit Market Exposures” which is included on page 11 of this report.

Mar 31, 2009	Asset type
	Financial	Financial	Loans	Cash and	Other assets	Total assets
	assets at	assets		cash
	fair value	available		equivalents
	through	for sale
in € m.	profit or loss[1]
Category:

Group sponsored ABCP conduits[2]	278	22	23,559	–	88	23,947

Group sponsored securitizations[3]
U.S.	3,710	–	–	–	118	3,828
non-U.S.	693	–	1,172	52	34	1,951

Third party sponsored securitizations[3]
U.S.	255	–	–	–	93	348
non-U.S.	–	–	557	2	20	579

Repackaging and investment products[4]	5,909	1,854	120	843	2,077	10,803

Mutual funds	7,376	–	–	2,686	28	10,090

Structured transactions	3,114	186	5,187	13	420	8,920

Operating entities[5]	1,710	3,362	2,089	637	1,130	8,928

Other	416	291	1,097	392	498	2,694

Total	23,461	5,715	33,781	4,625	4,506	72,088

1	Fair value of derivative positions was € 220 million.

2	Decrease in loans during the quarter due to maturing facilities.

3	Decrease in assets during the quarter due to continued selling of interests in securitization vehicles that has resulted in the deconsolidation of SPEs.

4	Decrease from December 31, 2008 driven by the reduction in fair value of assets and redemptions in notes issued by us leading to the deconsolidation and liquidation of assets held in SPEs.

5	The movement in other assets from December 31, 2008 was due primarily to an impairment charge of € 500 million on U.S. real estate.

Management Report            Special Purpose Entities

Dec 31, 2008	Asset type
	Financial	Financial	Loans	Cash and	Other assets	Total assets
	assets at	assets		cash
	fair value	available		equivalents
	through	for sale
in € m.	profit or loss[1]
Category:

Group sponsored ABCP conduits	–	30	24,523	6	132	24,691

Group sponsored securitizations
U.S.	6,792	–	–	–	277	7,069
non-U.S.	1,655	–	1,324	41	30	3,050

Third party sponsored securitizations
U.S.	546	–	–	–	125	671
non-U.S.	–	–	533	1	23	557

Repackaging and investment products	9,012	1,847	101	935	2,224	14,119

Mutual funds	7,005	–	–	3,328	45	10,378

Structured transactions	3,327	202	5,066	22	416	9,033

Operating entities	1,810	3,497	1,986	600	1,472	9,365

Other	415	307	926	485	839	2,972

Total	30,562	5,883	34,459	5,418	5,583	81,905

1	Fair value of derivative positions was € 391 million.
Exposure to Nonconsolidated SPEs
This table details the maximum unfunded exposure remaining to certain nonconsolidated SPEs. This table should be read in conjunction with the “Update on Key Credit Market Exposures” included in this report on page 11.

Maximum unfunded exposure remaining
in € bn.	Mar 31, 2009	Dec 31, 2008
Category:

Group sponsored ABCP conduits	3.3	3.3

Third party ABCP conduits
U.S.	2.1	2.1
non-U.S.	–	–

Third party sponsored securitizations
U.S.	5.0	5.3
non-U.S.	3.7	4.0

Guaranteed mutual funds[1]	11.8	10.9

Real estate leasing funds	0.8	0.8

1	Increase was due to the launch of two funds.

Management Report            Outlook
Relationships with other Nonconsolidated SPEs
Group Sponsored Securitizations
An outstanding contribution at year end 2008 of € 0.2 billion due from one equity holder was remitted in the first quarter 2009 as agreed. We continue to monitor the remaining SPE where default triggers are based on market values. At this time no further action is required.
Related Party Transactions
We have business relationships with a number of companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board hold positions on boards of directors. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, refer to the section “Other Financial Information” of this Interim Report.
Significant Transactions
During the first quarter 2009, we announced the completion of the amended transaction structure for the acquisition of Deutsche Postbank AG shares. This transaction affects our current and future results. For further detail, please refer to the section “Other Financial Information” of this Interim Report.
Outlook
The following section should be read in conjunction with the Outlook section in the Management Report and the Risk Report provided in the Financial Report 2008.
The economic outlook for the eurozone has continued to deteriorate in the first quarter of 2009. Industrial production, order intake and business confidence appear to point to an accelerated decline in real GDP at the start of the year. Economic output in the eurozone, as well as in Germany, is expected to drop by roughly 5% on average in 2009. The latest economic indicators for the United States, however, suggest that the recession which started at the end of 2007 has not deepened further. For the full year, GDP in the U.S. is set to decline by approximately 3% . The world economy is likely to shrink by approximately 2% in 2009. This would be the first drop in global economic output in post-war history.
The outlook for the banking industry and the Deutsche Bank Group continues to be profoundly influenced by the economic and financial crisis. Despite signs of stabilization in financial markets in the first quarter of 2009, the industry will likely continue to face several challenges. Banks’ loan portfolios are already affected by rising default rates as a result of the rapidly deteriorating economic environment. Brokerage revenues will continue to be under pressure from the reduced volume of securities transactions on behalf of private clients as well as from lower valuations in equity markets. Finally, illiquid, complex legacy assets will continue to weigh on banks’ balance sheets as long as the issue of how to deal with these assets remains unresolved. On the positive side, banks profit from wider spreads in flow-based businesses such as foreign exchange and interest rate products, where stronger institutions are able to benefit from the withdrawal or even market exit of some

Management Report            Outlook
competitors. In a few other market segments, such as bond issuance, demand for financial services has picked up again.
Meanwhile, the medium-term consequences of the financial crisis on the regulatory environment have become more discernible. The banking industry will likely face requirements for higher capital and liquidity buffers, the imposition of leverage ratios, greater standardization of products and tougher guidance on remuneration.
The outlook for the Deutsche Bank Group continues to be influenced by the factors and trends which we outlined in the Outlook section of the Financial Report 2008. Looking forward, we see continued challenges, but also opportunities, in our business environment. The near-term outlook for the global economy remains difficult. Significant economic slow-down is evident in both mature and emerging markets, and continues to affect industrial activity, employment, and real estate markets, and the credit environment will likely continue to deteriorate. All our clients will be affected by these conditions. On a more positive note, world equity markets, and other important financial markets, have recently shown signs of recovery and the governments of the world’s most important nations have reaffirmed their determination to address the challenges facing the world economy.
In all our core businesses, we have put in place strategies which seek both to address near-term challenges, and to seize opportunities to strengthen our platform for the future. In the first quarter, we made substantial progress in implementing these strategies. In investment banking, we attracted outstanding talent in growth areas, including key industry sectors. We continued to tighten our balance sheet usage, and to redeploy both human and financial capital away from businesses most severely affected by the credit crisis, and toward businesses with strong growth prospects, notably in our sales and trading platform. In our Asset and Wealth Management business, we sustained our focus on managing costs in a more challenging revenue environment. We invested further in Global Transaction Banking, leveraging the strong profit and market share momentum of recent years, and continued to implement a growth and efficiency program in Private & Business Clients in Germany and beyond. These strategies reflect our firm belief that Deutsche Bank is well-positioned not only to weather the current crisis, but also to emerge stronger than ever in the medium term. We have maintained the capital strength, and the strategic autonomy, which enable us to act on this belief.

Management Report            Risk Report
Risk Report
Risk and Capital Management
The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We manage risk and capital through a framework of principles, organizational structures as well as measurement and monitoring processes that are closely aligned with the activities of our Group Divisions. Further information about our risk and capital management framework can be found in our Financial Report 2008. Further details on selected exposures pertinent to the current market turmoil are disclosed in the section “Update on Key Credit Market Exposures” included within this report on page 11.
Allowance for Credit Losses
We regularly assess whether there is objective evidence that a loan or a group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:
—	there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (a “loss event”);
—	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets; and
—	a reliable estimate of the loss amount can be made.
We establish an allowance for loan losses that represents our estimate of impairment losses in our loan portfolio. The responsibility for determining our allowance for loan losses rests with Credit Risk Management. The components of this allowance are the individually and the collectively assessed loss allowance. We first assess whether objective evidence of impairment exists individually for loans that are significant. We then assess, collectively, impairment for those loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment. The allowance for credit losses consists of an allowance for loan losses and an allowance for off-balance sheet positions.

Management Report            Risk Report
The following table sets forth a breakdown of the movements in our allowance for loan losses for the periods specified.

Allowance for	Three months ended Mar 31, 2009			Three months ended Mar 31, 2008

loan losses	Individually	Collectively	Total	Individually	Collectively	Total
in € m.	assessed	assessed		assessed	assessed
Balance, beginning of year	977	961	1,938	930	775	1,705

Provision for loan losses	359	179	539	(5)	129	124

Net charge-offs	(80)	(112)	(192)	(20)	(103)	(124)
Charge-offs	(92)	(142)	(234)	(40)	(143)	(183)
Recoveries	11	31	42	20	39	59

Changes in the group of consolidated companies	–	–	–	–	–	–

Exchange rate changes/other	7	(6)	1	(25)	(14)	(39)

Balance, end of period	1,263	1,022	2,285	880	787	1,667

The following table shows the activity in our allowance for off-balance sheet positions, which consist of contingent liabilities and lending-related commitments.

Allowance for	Three months ended Mar 31, 2009			Three months ended Mar 31, 2008

off-balance sheet positions	Individually	Collectively	Total	Individually	Collectively	Total
in € m.	assessed	assessed		assessed	assessed
Balance, beginning of year	98	112	210	101	118	219

Provision for off-balance sheet positions	–	(13)	(13)	(6)	(4)	(10)

Changes in the group of consolidated companies	–	–	–	–	–	–

Exchange rate changes	3	4	7	–	(5)	(5)

Balance, end of period	101	103	204	95	109	204

Management Report            Risk Report
Problem Loans and IFRS Impaired Loans
In keeping with SEC industry guidance we continue to monitor and report problem loans. Our problem loans consist of nonaccrual loans, loans 90 days or more past due and still accruing and troubled debt restructurings. All loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms are included in our problem loans, even if no loss has been incurred. Under IFRS we consider loans to be impaired when we recognize objective evidence that an impairment loss has been incurred. IFRS impaired loans as disclosed below include corporate credit exposures which are individually impaired, as well as smaller-balance, standardized homogeneous loans which have been terminated.
The following table shows the breakdown of our problem loans and IFRS impaired loans.

	Mar 31, 2009			Dec 31, 2008
	Individually	Collectively	Total	Individually	Collectively	Total
in € m.	assessed	assessed		assessed	assessed
Nonaccrual loans	3,739	1,535	5,274	2,810	1,400	4,210

Loans 90 days or more past due and still accruing	43	228	271	13	188	201

Troubled debt restructurings	174	–	174	144	–	144

Total problem loans	3,956	1,763	5,719	2,967	1,588	4,555

thereof: IFRS impaired loans	3,008	1,535	4,543	2,282	1,400	3,682

Market Risk of Trading Portfolios
The following table shows the value-at-risk of the trading units of the Corporate and Investment Bank Group Division. Our trading market risk outside of these units is immaterial.

Value-at-risk of	Total		Diversification		Interest rate risk		Equity price risk		Foreign exchange		Commodity price
trading units[1,2]			effect						risk		risk
in € m.	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Average[3]	140.8	122.0	(83.9)	(74.7)	132.0	105.4	34.3	60.7	39.4	18.4	19.1	12.2

Maximum[3]	165.7	172.9	(107.4)	(104.1)	151.4	143.3	47.3	93.8	64.4	42.4	32.7	21.1

Minimum[3]	118.6	97.5	(55.8)	(48.4)	103.0	83.1	23.4	31.0	21.4	8.5	13.1	7.6

Period-end[4]	148.5	131.4	(63.3)	(84.5)	133.6	129.9	26.7	34.5	32.2	38.0	19.2	13.5

1	All figures for 1-day holding period; 99% confidence level.

2	Value-at-risk is not additive due to correlation effects.

3	Amounts show the bands within which the values fluctuated during the period January 1 to March 31, 2009 and the full year 2008, respectively.

4	Figures for 2008 as of December 31, 2008; figures for 2009 as of March 31, 2009.

Consolidated Financial Statements            Consolidated Statement of Income (unaudited)
Consolidated Statement of Income (unaudited)
Income Statement

	Three months ended
in € m.	Mar 31, 2009	Mar 31, 2008
Interest and similar income	8,799	15,349

Interest expense	4,956	12,673

Net interest income	3,843	2,676

Provision for credit losses	526	114

Net interest income after provision for credit losses	3,317	2,562

Commissions and fee income	2,182	2,531

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	2,264	(1,578)

Net gains (losses) on financial assets available for sale	(504)	683

Net income (loss) from equity method investments	(187)	86

Other income	(393)	218

Total noninterest income	3,362	1,940

Compensation and benefits	2,976	2,934

General and administrative expenses	1,950	1,948

Policyholder benefits and claims	(62)	(126)

Impairment of intangible assets	–	–

Restructuring activities	–	–

Total noninterest expenses	4,864	4,756

Income (loss) before income taxes	1,815	(254)

Income tax expense (benefit)	633	(113)

Net income (loss)	1,182	(141)

Net income (loss) attributable to minority interest	(3)	(10)

Net income (loss) attributable to Deutsche Bank shareholders	1,185	(131)

Earnings per Common Share

	Three months ended
in €	Mar 31, 2009	Mar 31, 2008
Earnings per common share:

Basic	€ 1.97	€ (0.27)

Diluted	€ 1.92	€ (0.27)

Number of shares in million:

Denominator for basic earnings per share – weighted-average shares outstanding	602.7	483.8

Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	616.6	483.9 [1]

1
Due to the net loss situation for the three months ended March 31, 2008 potentially dilutive shares were generally not considered for the earnings per share calculation, because to do so would have been anti-dilutive. Under a net income situation however, the number of adjusted weighted-average shares after assumed conversions would have increased by 19.8 million shares for the three months ended March 31, 2008.

Consolidated Financial Statements            Consolidated Statement of Recognized Income and Expense (unaudited)
Consolidated Statement of Recognized Income
and Expense (unaudited)

	Three months ended
in € m.	Mar 31, 2009		Mar 31, 2008
Net income (loss) recognized in the income statement	1,182		(141)

Actuarial gains (losses) related to defined benefit plans, net of tax[1]	116		91

Net gains (losses) not recognized in the income statement, net of tax

Unrealized net gains (losses) on financial assets available for sale:
Unrealized net gains (losses) arising during the period, before tax	(566)		(1,892)
Net reclassification adjustment for realized net (gains) losses, before tax	504		(683)

Unrealized net gains (losses) on derivatives hedging variability of cash flows:
Unrealized net gains (losses) arising during the period, before tax	59		24
Net reclassification adjustment for realized net (gains) losses, before tax	2		2

Foreign currency translation:
Unrealized net gains (losses) arising during the period, before tax	513		(918)
Net reclassification adjustment for realized net (gains) losses, before tax	–		–

Tax on net gains (losses) not recognized in the income statement	141		116

Total net gains (losses) not recognized in the income statement, net of tax	653	[2]	(3,351)[3]

Total recognized income and expense	1,951		(3,401)

Attributable to:
Minority interest	27		(38)
Deutsche Bank shareholders	1,924		(3,363)

1
Due to a change in accounting policy, actuarial gains (losses) related to defined benefit plans were recognized directly in retained earnings with prior periods restated as disclosed in Note [1] of the Financial Report 2008. Included in these amounts are deferred taxes of € (52) million and € (39) million for the three months ended March 31, 2009 and 2008, respectively.

2
Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between December 31, 2008 of € (4,851) million and March 31, 2009 of € (4,228) million, adjusted for changes in minority interest attributable to these components of € 30 million.

3
Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between December 31, 2007 of € 1,047 million and March 31, 2008 of € (2,276) million, adjusted for changes in minority interest attributable to these components of € (28) million.

Consolidated Financial Statements            Consolidated Balance Sheet (unaudited)
Consolidated Balance Sheet (unaudited)
Assets

in € m.	Mar 31, 2009	Dec 31, 2008
Cash and due from banks	11,256	9,826

Interest-earning deposits with banks	44,832	64,739

Central bank funds sold and securities purchased under resale agreements	13,530	9,267

Securities borrowed	31,132	35,022

Financial assets at fair value through profit or loss
Trading assets	219,251	247,462
Positive market values from derivative financial instruments	1,140,637	1,224,493
Financial assets designated at fair value through profit or loss	155,883	151,856

Total financial assets at fair value through profit or loss	1,515,771	1,623,811

Financial assets available for sale	22,607	24,835

Equity method investments	7,284	2,242

Loans	273,263	269,281

Property and equipment	2,675	3,712

Goodwill and other intangible assets	10,361	9,877

Other assets	158,197	137,829

Income tax assets	12,517	11,982

Total assets	2,103,425	2,202,423

Liabilities and Equity

in € m.	Mar 31, 2009	Dec 31, 2008
Deposits	395,670	395,553

Central bank funds purchased and securities sold under repurchase agreements	65,201	87,117

Securities loaned	2,490	3,216

Financial liabilities at fair value through profit or loss
Trading liabilities	46,525	68,168
Negative market values from derivative financial instruments	1,092,393	1,181,617
Financial liabilities designated at fair value through profit or loss	89,751	78,003
Investment contract liabilities	6,050	5,977

Total financial liabilities at fair value through profit or loss	1,234,719	1,333,765

Other short-term borrowings	37,423	39,115

Other liabilities	182,054	160,598

Provisions	1,443	1,418

Income tax liabilities	6,658	6,138

Long-term debt	132,675	133,856

Trust preferred securities	10,190	9,729

Obligation to purchase common shares	4	4

Total liabilities	2,068,527	2,170,509

Common shares, no par value, nominal value of € 2.56	1,589	1,461

Additional paid-in capital	15,255	14,961

Retained earnings	21,374	20,074

Common shares in treasury, at cost	(326)	(939)

Equity classified as obligation to purchase common shares	(3)	(3)

Net gains (losses) not recognized in the income statement, net of tax
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	(921)	(882)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(165)	(349)
Foreign currency translation, net of tax	(3,142)	(3,620)

Total net gains (losses) not recognized in the income statement, net of tax	(4,228)	(4,851)

Total shareholders’ equity	33,661	30,703

Minority interest	1,237	1,211

Total equity	34,898	31,914

Total liabilities and equity	2,103,425	2,202,423

Consolidated Financial Statements            Consolidated Statement of Changes in Equity (unaudited)
Consolidated Statement of Changes in Equity (unaudited)

	Three months ended
in € m.	Mar 31, 2009	Mar 31, 2008
Common shares
Balance, beginning of year	1,461	1,358
Capital increase	128	–
Common shares issued under share-based compensation plans	–	–
Balance, end of period	1,589	1,358

Additional paid-in capital
Balance, beginning of year	14,961	15,808
Net change in share awards in the reporting period	(330)	545
Capital increase	830	–
Common shares issued under share-based compensation plans	–	5
Tax benefits related to share-based compensation plans	(2)	(88)
Option premiums on options on Deutsche Bank common shares	–	(1)
Net gains (losses) on treasury shares sold	(123)	(15)
Other	(81)	–
Balance, end of period	15,255	16,254

Retained earnings
Balance (adjusted), beginning of year[1]	20,074	26,051
Net income (loss) attributable to Deutsche Bank shareholders	1,185	(131)
Actuarial gains (losses) related to defined benefit plans, net of tax	116	91
Other effects from options on Deutsche Bank common shares	(1)	(6)
Other	–	1
Balance, end of period	21,374	26,006

Common shares in treasury, at cost
Balance, beginning of year	(939)	(2,819)
Purchases of shares	(2,820)	(5,340)
Sale of shares	2,924	5,272
Treasury shares distributed under share-based compensation plans	509	2
Balance, end of period	(326)	(2,885)

Equity classified as obligation to purchase common shares
Balance, beginning of year	(3)	(3,552)
Additions	–	(29)
Deductions	–	30
Balance, end of period	(3)	(3,551)

Net gains (losses) not recognized in the income statement, net of tax
Balance (adjusted), beginning of year[2]	(4,851)	1,047
Change in unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	(39)	(2,440)
Change in unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	184	18
Foreign currency translation, net of tax	478	(901)
Balance, end of period	(4,228)	(2,276)

Total shareholders’ equity, end of period	33,661	34,906

Minority interest
Balance, beginning of year	1,211	1,422
Minority interests in net profit or loss	(3)	(10)
Increases	50	674
Decreases and dividends	(51)	(23)
Foreign currency translation, net of tax	30	(28)
Balance, end of period	1,237	2,035

Total equity, end of period	34,898	36,941

1
The beginning balance for the three months ended March 31, 2008 was increased by € 935 million for a change in accounting policy and other adjustments as described in Note [1] of the Financial Report 2008.

2
The beginning balance for the three months ended March 31, 2008 was reduced by € (86) million for a change in accounting policy and other adjustments as described in Note [1] of the Financial Report 2008.

Consolidated Financial Statements            Consolidated Statement of Cash Flows (unaudited)
Consolidated Statement of Cash Flows (unaudited)

	Three months ended
in € m.	Mar 31, 2009	Mar 31, 2008
Net income (loss)	1,182	(141)

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	526	114
Restructuring activities	–	–
Gain on sale of financial assets available for sale, equity method investments, and other	(512)	(1,013)
Deferred income taxes, net	(287)	(876)
Impairment, depreciation and other amortization, and accretion	1,586	848
Share of net income from equity method investments	139	(12)

Income (loss) adjusted for noncash charges, credits and other items	2,634	(1,080)

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with banks	(5,775)	(2,872)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	2,480	(8,461)
Trading assets and positive market values from derivative financial instruments	216,345	(210,882)
Other financial assets at fair value through profit or loss	4,989	(9,348)
Loans	4,856	(9,040)
Other assets	(12,442)	(27,621)
Deposits	(9,545)	(13,080)
Trading liabilities and negative market values from derivative financial instruments	(206,340)	219,578
Other financial liabilities at fair value through profit or loss[1]	6,848	(627)
Securities loaned, central bank funds purchased, securities sold under repurchase agreements	(28,211)	26,749
Other short-term borrowings	(3,978)	(1,866)
Other liabilities	14,518	36,106
Senior long-term debt[2]	(5,199)	2,256
Other, net	(4,715)	2,139

Net cash provided by (used in) operating activities	(23,535)	1,951

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	2,137	3,651
Maturities of financial assets available for sale	3,732	5,577
Sale of equity method investments	120	159
Sale of property and equipment	12	66

Purchase of:
Financial assets available for sale	(3,607)	(13,518)
Equity method investments	(3,257)	(237)
Property and equipment	(136)	(114)
Net cash received (paid) for business combinations/divestitures	–	(24)
Other, net	(1,381)	(25)

Net cash used in investing activities	(2,380)	(4,465)

Cash flows from financing activities:
Issuances of subordinated long-term debt	236	48
Repayments and extinguishments of subordinated long-term debt	(334)	(25)
Issuances of trust preferred securities	–	1,246
Repayments and extinguishments of trust preferred securities	–	–
Common shares issued under share-based compensation plans	–	5
Purchases of treasury shares	(2,820)	(5,340)
Sale of treasury shares	2,569	5,250
Dividends paid to minority interests	(1)	(6)
Net change in minority interests	(3)	647

Net cash provided by (used in) financing activities	(353)	1,825

Net effect of exchange rate changes on cash and cash equivalents	1,766	(271)

Net decrease in cash and cash equivalents	(24,502)	(960)
Cash and cash equivalents at beginning of period	65,264	26,098
Cash and cash equivalents at end of period	40,762	25,138

Net cash provided by operating activities include

Income taxes paid, net	208	1,276

Interest paid	6,136	14,021

Interest and dividends received	9,673	15,349

Cash and cash equivalents comprise

Cash and due from banks	11,256	6,475

Interest-earning demand deposits with banks (not included: time deposits of € 15,326 million as of March 31, 2009, and € 6,951 million as of March 31, 2008)	29,506	18,663

Total	40,762	25,138

1
Included are senior long-term debt issuances of € 3,506 million and € 9,240 million and repayments and extinguishments of € 4,550 million and € 7,002 million until March 31, 2009 and March 31, 2008, respectively.

2	Included are issuances of € 9,813 million and € 32,013 million and repayments and extinguishments of € 12,396 million and € 27,167 million until March 31, 2009 and 2008, respectively.
The acquisition of Deutsche Postbank AG shares, including the non-cash portion, is described in detail in the note “Significant Transactions” on page 56 of this report.

Consolidated Financial Statements            Basis of Preparation (unaudited)
Basis of Preparation (unaudited)
The accompanying condensed consolidated interim financial statements, which include Deutsche Bank AG and its subsidiaries, are stated in euros. They are presented in accordance with the requirements of IAS 34, “Interim Financial Reporting”, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). The Group’s application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU.
Deutsche Bank’s condensed consolidated interim financial statements are unaudited and include supplementary disclosures on segment information, income statement and balance sheet and other financial information. They should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for 2008, for which the same accounting policies have been applied, except for changes due to the adoption of the amendments to IFRIC 9, “Reassessment of Embedded Derivatives”, and IAS 39, “Financial Instruments: Recognition and Measurement”, titled “Embedded Derivatives”, the “Improvements to IFRS 2008”, and the amendments to IAS 32, “Financial Instruments: Presentation”, and IAS 1, “Presentation of Financial Statements”, titled “Puttable Financial Instruments and Obligations Arising on Liquidation”, the adoption of neither of which had a material impact on Deutsche Bank’s interim financial statements, as mentioned on page 34.
In January 2008, the IASB issued amendments to IAS 34, effective for annual periods beginning on or after January 1, 2009. In accordance with the amended IAS 34, the condensed consolidated interim financial statements include a statement of changes in equity as a separate component rather than providing the information as part of the explanatory notes.
The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. Areas where this is required include the fair value of certain financial assets and liabilities, the allowance for loan losses, the impairment of assets other than loans, goodwill and other intangibles and the recognition and measurement of deferred tax assets, provisions for uncertain income tax positions, legal and regulatory contingencies, the reserves for insurance and investment contracts, reserves for pensions and similar obligations. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.
The Group applies estimates in determining the allowance for loan losses in its homogenous loan portfolio which use statistical models based on historical experience. On a regular basis the Group performs procedures to align input parameters and modeling assumptions with historically evidenced loss levels which led to an overall release of loan loss allowance of € 60 million for the first quarter 2009.

Consolidated Financial Statements            Impact of Changes in Accounting Principles (unaudited)
In the second quarter 2008, retrospective adjustments were made to interest income and expense which had no impact on net income or on shareholder’s equity. The adjustment for the first quarter in 2008 was € 1,188 million to each line item. Please refer to Note [1] of the Financial Report 2008 for further detail.

Impact of Changes in Accounting Principles (unaudited)
Recently Adopted Accounting Pronouncements
IFRIC 9 and IAS 39
In March 2009, the IASB issued amendments to IFRIC 9, “Reassessment of Embedded Derivatives”, and IAS 39, “Financial Instruments: Recognition and Measurement”, titled “Embedded Derivatives”. The amendments require entities to assess whether they need to separate an embedded derivative from a hybrid financial instrument when financial assets are reclassified out of the fair value through profit or loss category. When the fair value of an embedded derivative that would be separated cannot be measured reliably, the reclassification of the hybrid financial asset out of the fair value through profit or loss category is not permitted. The amendments are effective for annual periods ending on or after June 30, 2009. While approved by the IASB, the standard has yet to be endorsed by the EU. The adoption of the amendments did not have a material impact on the Group’s consolidated financial statements.
Improvements to IFRS 2008
In May 2008, the IASB issued amendments to IFRS, which resulted from the IASB’s annual improvements project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted. The adoption of the amendments did not have a material impact on the Group’s consolidated financial statements.

Consolidated Financial Statements            Impact of Changes in Accounting Principles (unaudited)
IAS 32 and IAS 1
In February 2008, the IASB issued amendments to IAS 32, “Financial Instruments: Presentation”, and IAS 1, “Presentation of Financial Statements”, titled “Puttable Financial Instruments and Obligations Arising on Liquidation”. The amendments provide for equity treatment, under certain circumstances, for financial instruments puttable at fair value and obligations arising on liquidation only. They are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted. The adoption of the amendments did not have a material impact on the Group’s consolidated financial statements.
New Accounting Pronouncements
Improvements to IFRS 2009
In April 2009, the IASB issued amendments to IFRS, which resulted from the IASB’s annual improvement project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2010, with earlier application permitted. While approved by the IASB, the standard has yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.
IFRS 7
In March 2009, the IASB issued amendments to IFRS 7, “Financial Instruments: Disclosures”, titled “Improving Disclosures about Financial Instruments”. The amendments require disclosures of financial instruments measured at fair value to be based on a three-level fair value hierarchy that reflects the significance of the inputs in such fair value measurements. The amendments also require additional qualitative and quantitative disclosures of liquidity risk. They are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted. While approved by the IASB, the standard has yet to be endorsed by the EU. The adoption of the amendments will only have a disclosure impact on the Group’s consolidated financial statements.

Consolidated Financial Statements            Impact of Changes in Accounting Principles (unaudited)
IFRS 3 and IAS 27
In January 2008, the IASB issued a revised version of IFRS 3, “Business Combinations” (“IFRS 3 R”), and an amended version of IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27 R”). IFRS 3 R reconsiders the application of acquisition accounting for business combinations and IAS 27 R mainly relates to changes in the accounting for noncontrolling interests and the loss of control of a subsidiary. Under IFRS 3 R, the acquirer can elect to measure any noncontrolling interest on a transaction-by-transaction basis, either at fair value as of the acquisition date or at its proportionate interest in the fair value of the identifiable assets and liabilities of the acquiree. When an acquisition is achieved in successive share purchases (step acquisition), the identifiable assets and liabilities of the acquiree are recognized at fair value when control is obtained. A gain or loss is recognized in profit or loss for the difference between the fair value of the previously held equity interest in the acquiree and its carrying amount. IAS 27 R also requires the effects of all transactions with noncontrolling interests to be recorded in equity if there is no change in control. Transactions resulting in a loss of control result in a gain or loss being recognized in profit or loss. The gain or loss includes a remeasurement to fair value of any retained equity interest in the investee. In addition, all items of consideration transferred by the acquirer are measured and recognized at fair value, including contingent consideration, as of the acquisition date. Transaction costs incurred by the acquirer in connection with the business combination do not form part of the cost of the business combination transaction but are expensed as incurred unless they relate to the issuance of debt or equity securities, in which case they are accounted for under IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 3 R and IAS 27 R are effective for business combinations in annual periods beginning on or after July 1, 2009, with early application permitted provided that both Standards are applied together. While approved by the IASB, the standards have yet to be endorsed by the EU.

Consolidated Financial Statements            Segment Information (unaudited)
Segment Information (unaudited)
The following segment information has been prepared in accordance with the “management approach”, which requires presentation of the segments on the basis of the internal reports about components of the entity which are regularly reviewed by the chief operating decision-maker in order to allocate resources to a segment and to assess its performance.
Business Segments
The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.
During the first three months of 2009, there were no material changes in the organizational structure which affected the composition of the business segments. Restatements due to minor changes in the organizational structure have been implemented in the presentation of prior period comparables if they were considered in the Group’s management reporting systems.
The following describes certain transactions which impacted the Group’s segment operations:
–
Effective March 6, 2009, the Group holds a blocking minority in Deutsche Postbank AG, one of Germany’s major financial services providers. As of that date, the Group also entered into a mandatory exchangeable bond as well as options to increase its stake in the future. All components of the transaction are included in the corporate division Corporate Investments.

–
During the first quarter 2009, management responsibility for certain assets changed from the corporate division AWM to the corporate division CI. These assets included Maher Terminals, a consolidated infrastructure investment, and RREEF Global Opportunity Fund III, a consolidated real estate investment fund.

Consolidated Financial Statements            Segment Information (unaudited)
Segmental Results of Operations
The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the three months ended March 31, 2009 and March 31, 2008.

Three months ended	Corporate and Investment Bank			Private Clients and Asset Management			Corporate	Consoli-	Total
Mar 31, 2009	Corporate	Global	Total	Asset and	Private &	Total	Invest-	dation &	Consoli-
	Banking &	Trans-		Wealth	Business		ments	Adjust-	dated
in € m.	Securities	action		Manage-	Clients			ments
(unless stated otherwise)		Banking		ment

Net revenues	4,222	666	4,888	515	1,381	1,896	153	267	7,205	[1]

Provision for credit losses	356	1	357	5	165	169	(0)	(0)	526

Total noninterest expenses	2,542	444	2,986	687	1,010	1,697	89	91	4,864

therein:
Policyholder benefits and claims	(64)	–	(64)	0	–	0	–	2	(62)
Impairment of intangible assets	–	–	–	–	–	–	–	–	–
Restructuring activities	–	–	–	–	–	–	–	–	–

Minority interest	1	–	1	(4)	(0)	(4)	0	3	--

Income (loss) before income taxes	1,323	221	1,544	(173)	206	34	65	173	1,815

Cost/income ratio	60%	67%	61%	133%	73%	90%	58%	N/M	67%

Assets[2]	1,914,461	45,270	1,941,534	46,854	140,609	187,434	27,853	12,709	2,103,425

Average active equity[3]	20,327	1,164	21,491	5,241	3,681	8,921	2,386	347	33,146

Pre-tax return on average active equity[4]	26%	76%	29%	(13) %	22%	2%	11%	N/M	22%

N/M – Not meaningful

1	Includes an impairment charge of € 278 million on industrial holdings, which is excluded from the Group’s target definition.

2
The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

3
For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

4	For the calculation of pre-tax return on average active equity please refer to page 58 of this document. For ‘Total Consolidated’ pre-tax return on average shareholders’ equity is 23%.

Consolidated Financial Statements            Segment Information (unaudited)

Three months ended	Corporate and Investment Bank			Private Clients and Asset Management			Corporate	Consoli-	Total
Mar 31, 2008	Corporate	Global	Total	Asset and	Private &	Total	Invest-	dation &	Consoli-
	Banking &	Trans-		Wealth	Business		ments	Adjust-	dated
in € m.	Securities	action		Manage-	Clients			ments
(unless stated otherwise)		Banking		ment

Net revenues	880	661	1,541	1,001	1,454	2,454	705	(84)	4,616 [1]

Provision for credit losses	(8)	(3)	(11)	0	125	125	(0)	(0)	114

Total noninterest expenses	2,500	414	2,914	813	1,025	1,838	26	(21)	4,756

therein:
Policyholder benefits and claims	(141)	–	(141)	14	–	14	–	1	(126)
Impairment of intangible assets	–	–	–	–	–	–	–	–	–
Restructuring activities	–	–	–	–	–	–	–	–	–

Minority interest	(8)	–	(8)	(0)	0	(0)	(0)	8	--

Income (loss) before income taxes	(1,604)	250	(1,354)	188	304	492	679	(72)	(254)

Cost/income ratio	N/M	63%	189%	81%	70%	75%	4%	N/M	103%

Assets (as of Dec 31, 2008)[2]	2,012,427	49,487	2,047,181	50,473	138,350	188,785	18,297	11,629	2,202,423

Average active equity[3]	20,376	1,069	21,446	4,772	3,390	8,162	278	1,403	31,288

Pre-tax return on average active equity[4]	(31) %	94%	(25) %	16%	36%	24%	N/M	N/M	(3) %

N/M – Not meaningful

1	Includes gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 854 million, which is excluded from the Group’s target definition.

2
The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

3
For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

4	For the calculation of pre-tax return on average active equity please refer to page 58 of this document. For ‘Total Consolidated’ pre-tax return on average shareholders’ equity is (3) %.

Consolidated Financial Statements            Segment Information (unaudited)
Reconciliation of Segmental Results of Operations to Consolidated Results of Operations
Income before income taxes in Consolidation & Adjustments was € 173 million in the first quarter 2009 compared to a loss of € 72 million in the prior year quarter. Net revenues in the first quarter 2009 were driven by positive effects from different accounting methods used for management reporting and IFRS for economically hedged short-term positions, driven by the significant volatility and overall decline of short-term interest rates. Partly offsetting these positive effects were charges related to litigation provisions. The prior year quarter did not include significant individual items.
Entity-Wide Disclosures
The following tables present the net revenue components of the CIB and PCAM Group Divisions for the three months ended March 31, 2009 and March 31, 2008.

	Corporate and Investment Bank
	Three months ended
in € m.	Mar 31, 2009	Mar 31, 2008
Sales & Trading (Equity)	275	745

Sales & Trading (Debt and other products)	3,755	1,317

Total Sales & Trading	4,029	2,062

Origination (Equity)	89	85

Origination (Debt)	130	(1,383)

Total Origination	219	(1,298)

Advisory	129	128

Loan products	613	241

Transaction services	666	661

Other products	(768)	(253)

Total[1]	4,888	1,541

1
Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.

	Private Clients and Asset
	Management
	Three months ended
in € m.	Mar 31, 2009	Mar 31, 2008
Portfolio/fund management	450	636

Brokerage	392	528

Loans/deposits	824	810

Payments, account & remaining financial services	246	277

Other products	(16)	203

Total[1]	1,896	2,454

1
Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.

Consolidated Financial Statements            Information on the Income Statement (unaudited)
Information on the Income Statement (unaudited)
Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities
at Fair Value through Profit or Loss by Group Division

	Three months ended
in € m.	Mar 31, 2009	Mar 31, 2008
Net interest income	3,843	2,676

Trading income[1]	1,926	(7,832)

Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss[2]	338	6,254

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	2,264	(1,578)

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	6,107	1,098

Breakdown by Group Division/CIB product:

Sales & Trading (Equity)	0	417
Sales & Trading (Debt and other products)	3,996	1,185
Total Sales & Trading	3,996	1,602

Loan products[3]	368	145

Transaction services	272	344

Remaining products[4]	11	(1,636)

Total Corporate and Investment Bank	4,647	455

Private Clients and Asset Management	987	879

Corporate Investments	370	(130)

Consolidation & Adjustments	103	(107)

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	6,107	1,098

1	Trading income includes gains and losses from derivatives held for trading and from derivatives not qualifying for hedge accounting.

2
Includes losses of € 106 million and gains of € 5.0 billion from securitization structures for the three months ended March 31, 2009 and March 31, 2008, respectively. Fair value movements on related instruments of € (400) million and € (5.0) billion for the three months ended March 31, 2009 and March 31, 2008, respectively, are reported within trading income. Both are reported under Sales & Trading (Debt and other products). The total of these gains and losses represents the Group’s share of the losses in these consolidated securitization structures.

3	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.

4	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss on origination, advisory and other products.
Commissions and Fee Income

	Three months ended
in € m.	Mar 31, 2009	Mar 31, 2008
Commissions and fees from fiduciary activities	727	884

Commissions, broker’s fees, mark-ups on securities underwriting and other securities activities	832	1,036

Fees for other customer services	623	611

Total commissions and fee income	2,182	2,531

Consolidated Financial Statements            Information on the Income Statement (unaudited)
Pensions and Other Post-Employment Benefits

	Three months ended
in € m.	Mar 31, 2009	Mar 31, 2008
Expenses for retirement benefit plans:
Current service cost	51	56
Interest cost	116	115
Expected return on plan assets	(102)	(114)
Past service cost (credit) recognized immediately	9	1
Amortization of actuarial losses (gains)[1]	–	(3)
Asset ceiling[1]	–	1

Total retirement benefit plans	74	56

Expenses for post-employment medical plans:
Current service cost	1	1
Interest cost	2	1
Amortization of actuarial losses (gains)[1]	–	(1)

Total post-employment medical plans	3	1

Total expenses defined benefit plans	77	57

Total expenses for defined contribution plans	64	65

Total expenses for post-employment benefits	141	122

1	Items initially accrued under the corridor approach were reversed in the fourth quarter 2008 due to the change in accounting policy.
Employer contributions to the mandatory German social security pension plan for the three months ended March 31, 2009 and March 31, 2008, were € 39 million and € 38 million, respectively.
The Group expects to contribute approximately € 200 million to its retirement benefit plans in 2009. The final amounts to be contributed in 2009 will be determined in the fourth quarter 2009.
General and Administrative Expenses

	Three months ended
in € m.	Mar 31, 2009	Mar 31, 2008
General and administrative expenses:

IT costs	426	451

Occupancy, furniture and equipment expenses	352	348

Professional service fees	253	243

Communication and data services	177	171

Travel and representation expenses	93	114

Payment and clearing services	105	110

Marketing expenses	64	94

Other expenses	480	417

Total general and administrative expenses	1,950	1,948

Consolidated Financial Statements            Information on the Balance Sheet (unaudited)
Information on the Balance Sheet (unaudited)
Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	Mar 31, 2009	Dec 31, 2008
Trading assets:

Trading securities	191,266	204,994

Other trading assets[1]	27,985	42,468

Total trading assets	219,251	247,462

Positive market values from derivative financial instruments	1,140,637	1,224,493

Financial assets designated at fair value through profit or loss:

Securities purchased under resale agreements	101,455	94,726

Securities borrowed	26,956	29,079

Loans	18,392	18,739

Other financial assets designated at fair value through profit or loss	9,080	9,312

Total financial assets designated at fair value through profit or loss	155,883	151,856

Total financial assets at fair value through profit or loss	1,515,771	1,623,811

1	Includes traded loans of € 24,750 million and € 31,421 million as of March 31, 2009 and December 31, 2008, respectively.

in € m.	Mar 31, 2009	Dec 31, 2008
Trading liabilities:

Trading securities	46,098	56,967

Other trading liabilities	427	11,201

Total trading liabilities	46,525	68,168

Negative market values from derivative financial instruments	1,092,393	1,181,617

Financial liabilities designated at fair value through profit or loss:

Securities sold under repurchase agreements	67,186	52,633

Loan commitments	2,364	2,352

Long-term debt	14,679	18,439

Other financial liabilities designated at fair value through profit or loss	5,522	4,579

Total financial liabilities designated at fair value through profit or loss	89,751	78,003

Investment contract liabilities[1]	6,050	5,977

Total financial liabilities at fair value through profit or loss	1,234,719	1,333,765

1	These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value.
Financial Assets Available for Sale

in € m.	Mar 31, 2009	Dec 31, 2008
Debt securities	16,098	17,966

Equity securities	4,435	4,747

Other equity interests	755	893

Loans	1,319	1,229

Total financial assets available for sale	22,607	24,835

Consolidated Financial Statements            Information on the Balance Sheet (unaudited)
Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”
During the second half of 2008 and the first quarter of 2009 the Group reclassified certain trading assets and financial assets available for sale to loans and receivables. The Group identified assets, eligible under the amendments, for which at the reclassification date it had a clear change of intent and ability to hold for the foreseeable future rather than to exit or trade in the short term. The reclassifications were made at the fair value of the assets at the reclassification date. The disclosures below detail the impact of the reclassifications to the Group.
The following table shows carrying values and fair values of the assets reclassified during the second half of 2008.

	Carrying value	Mar 31, 2009
	at reclassification	Carrying	Fair value
in € m.	date	value
Trading assets reclassified to loans	23,633	23,772	19,862

Financial assets available for sale reclassified to loans	11,354	11,390	8,774

Total financial assets reclassified to loans	34,987	35,162	28,636

The effective interest rates at reclassification date on trading assets reclassified during the second half of 2008 ranged from 2.8 % to 13.1 % with expected recoverable cash flows of € 35.9 billion. Effective interest rates at reclassification date on financial assets available for sale reclassified during the second half of 2008 ranged from 3.9 % to 9.9 % with expected recoverable cash flows of € 17.6 billion. Ranges of effective interest rates were determined based on weighted average rates by business.
In the first quarter of 2009, additional reclassifications were made, at fair value at the date of reclassification. The following table shows the carrying value and the fair value of the assets reclassified during the first quarter of 2009.

	Carrying value	Mar 31, 2009
	at reclassification	Carrying	Fair value
in € m.	date	value
Trading assets reclassified to loans	2,961	2,963	2,793

The effective interest rates at reclassification date on trading assets reclassified in the first quarter ranged from 3.7 % to 11.2 % with expected recoverable cash flows of € 3.7 billion. Ranges of effective interest rates were determined based on weighted average rates by business.

Consolidated Financial Statements            Information on the Balance Sheet (unaudited)
If the reclassifications had not been made, the Group’s income statement for the first quarter 2009 would have included additional unrealized fair value losses, gross of provisions for credit losses, on the reclassified trading assets of € 1.0 billion and additional impairment losses of € 106 million on the reclassified financial assets available for sale which were impaired. Additionally there would have been a further quarterly movement in shareholders’ equity (Net gains (losses) not recognized in the income statement) of € 405 million representing additional unrealized fair value losses on the reclassified financial assets available for sale which were not impaired.
After reclassification, the reclassified financial assets contributed the following amounts to the first quarter 2009 income before income taxes.

in € m.	Three months ended Mar 31, 2009
Interest income	388

Provision for credit losses	(155)

Income before income taxes on reclassified trading assets	233

Interest income	67

Provision for credit losses	(63)

Income before income taxes on reclassified financial assets available for sale	4

For trading assets reclassified during the first quarter 2009, € 48 million of unrealized fair value losses were recognized in the consolidated income statement up to the date of their reclassification.
For these trading assets reclassified during the first quarter 2009 € 87 million of unrealized fair value gains were recognized in the consolidated income statement during the fourth quarter of 2008.
As of the reclassification dates, unrealized fair value losses recorded directly in shareholders’ equity amounted to € 1.1 billion. This amount will be released from shareholders’ equity to the income statement on an effective interest rate basis. If the asset subsequently becomes impaired the amount recorded in shareholders’ equity relating to the impaired asset is released to the income statement at the impairment date.

Consolidated Financial Statements            Information on the Balance Sheet (unaudited)
Problem Loans and IFRS Impaired Loans

	Mar 31, 2009			Dec 31, 2008
	Individually	Collectively	Total	Individually	Collectively	Total
in € m.	assessed	assessed		assessed	assessed
Nonaccrual loans	3,739	1,535	5,274	2,810	1,400	4,210

Loans 90 days or more past due and still accruing	43	228	271	13	188	201

Troubled debt restructurings	174	–	174	144	–	144

Total problem loans	3,956	1,763	5,719	2,967	1,588	4,555

thereof: IFRS impaired loans	3,008	1,535	4,543	2,282	1,400	3,682

Allowance for Credit Losses

Allowance for loan losses	Three months ended Mar 31, 2009			Three months ended Mar 31, 2008
	Individually	Collectively	Total	Individually	Collectively	Total
in € m.	assessed	assessed		assessed	assessed
Balance, beginning of year	977	961	1,938	930	775	1,705

Provision for loan losses	359	179	539	(5)	129	124

Net charge-offs	(80)	(112)	(192)	(20)	(103)	(124)
Charge-offs	(92)	(142)	(234)	(40)	(143)	(183)
Recoveries	11	31	42	20	39	59

Changes in the group of consolidated companies	–	–	–	–	–	–

Exchange rate changes/other	7	(6)	1	(25)	(14)	(39)

Balance, end of period	1,263	1,022	2,285	880	787	1,667

Allowance for off-balance sheet positions	Three months ended Mar 31, 2009			Three months ended Mar 31, 2008
	Individually	Collectively	Total	Individually	Collectively	Total
in € m.	assessed	assessed		assessed	assessed
Balance, beginning of year	98	112	210	101	118	219

Provision for off-balance sheet positions	–	(13)	(13)	(6)	(4)	(10)

Changes in the group of consolidated companies	–	–	–	–	–	–

Exchange rate changes	3	4	7	–	(5)	(5)

Balance, end of period	101	103	204	95	109	204

Consolidated Financial Statements            Information on the Balance Sheet (unaudited)
Other Assets and Other Liabilities

in € m.	Mar 31, 2009	Dec 31, 2008
Other assets:

Brokerage and securities related receivables
Cash/margin receivables	52,039	56,492
Receivables from prime brokerage	16,216	17,844
Pending securities transactions past settlement date	4,945	8,383
Receivables from unsettled regular way trades	53,338	21,339

Total brokerage and securities related receivables	126,538	104,058

Accrued interest receivable	3,774	4,657

Other	27,885	29,114

Total other assets	158,197	137,829

in € m.	Mar 31, 2009	Dec 31, 2008
Other liabilities:

Brokerage and securities related payables
Cash/margin payables	37,717	40,955
Payables from prime brokerage	41,500	46,602
Pending securities transactions past settlement date	4,217	4,530
Payables from unsettled regular way trades	53,417	19,380

Total brokerage and securities related payables	136,851	111,467

Accrued interest payable	3,915	5,112

Other	41,288	44,019

Total other liabilities	182,054	160,598

Long-term Debt

in € m.	Mar 31, 2009	Dec 31, 2008
Senior debt:

Bonds and notes:
Fixed rate	76,377	76,527
Floating rate	48,087	49,127

Subordinated debt:

Bonds and notes:
Fixed rate	3,816	3,780
Floating rate	4,395	4,422

Total long-term debt	132,675	133,856

Shares Issued and Outstanding
On March 6, 2009, Deutsche Bank AG issued 50 million new common shares in a contribution-in-kind against 50 million shares of Deutsche Postbank AG, resulting in an increase of equity by € 958 million. The shares were issued from authorized capital with full dividend rights for the year 2008 and without subscription rights.

in million	Mar 31, 2009	Dec 31, 2008
Shares issued	620.9	570.9

Shares in treasury	3.0	8.2

– thereof buyback	2.6	8.1

– thereof other	0.4	0.1

Shares outstanding	617.9	562.7

Consolidated Financial Statements            Other Financial Information (unaudited)
Other Financial Information (unaudited)
Regulatory Capital
The following two tables present a summary of the Group’s regulatory capital and risk-weighted assets. Amounts presented are pursuant to the revised capital framework presented by the Basel Committee (“Basel II”) as adopted into German law by the German Banking Act and the Solvency Regulation (“Solvabilitätsverordnung”).

in € m.	Mar 31, 2009	Dec 31, 2008
Tier 1 capital:

Common shares	1,589	1,461

Additional paid-in capital	15,255	14,961

Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, foreign currency translation, minority interest	19,140	16,724

Noncumulative trust preferred securities	9,740	9,622

Items to be fully deducted from Tier 1 capital (inter alia goodwill and other intangible assets)	(10,164)	(10,125)

Items to be partly deducted from Tier 1 capital[1]	(3,244)	(1,549)

Total Tier 1 capital	32,316	31,094

Tier 2 capital:

Unrealized gains on listed securities (45% eligible)	–	–

Cumulative preferred securities	300	300

Qualified subordinated liabilities	7,597	7,551

Items to be partly deducted from Tier 2 capital[1]	(3,244)	(1,549)

Total Tier 2 capital	4,653	6,302

Available Tier 3 capital	–	–

Total regulatory capital	36,969	37,396

1	Pursuant to section 10 (6) and section 10 (6a) in conjunction with section 10a German Banking Act.
Regulatory Risk-Weighted Assets and Capital Adequacy Ratios

in € m.
(unless stated otherwise)	Mar 31, 2009	Dec 31, 2008
Credit risk	255,508	247,611

Market risk	24,765	23,496

Operational risk	35,720	36,625

Risk-weighted assets	315,993	307,732

Tier 1 capital ratio in %	10.2%	10.1%

Total capital ratio in %	11.7%	12.2%

Basel II requires the deduction of goodwill from Tier 1 capital. However, for a transitional period section 64h (3) German Banking Act allows the partial inclusion of certain goodwill component in Tier 1 capital. While such goodwill components are not included in the regulatory capital and capital adequacy ratios shown above, the Group makes use of this transition rule in its capital adequacy reporting to the German regulatory authorities.
As of March 31, 2009, the transitional item amounted to € 992 million. In the Group’s reporting to the German regulatory authorities, the Tier 1 capital, total regulatory capital and the total risk-weighted assets shown above were increased by this amount. Correspondingly, the Group’s reported Tier 1 and total capital ratios including this item were 10.5 % and 12.0 % at the end of the quarter.

Consolidated Financial Statements            Other Financial Information (unaudited)
Commitments and Contingent Liabilities
The table below summarizes the contractual amounts of the Group’s irrevocable lending-related commitments and contingent liabilities. Contingent liabilities mainly consist of financial and performance guarantees, standby letters of credit and indemnity agreements. The contractual amount of these commitments is the maximum amount at risk for the Group if the customer fails to meet its obligations. Probable losses under these contracts are recognized as provisions.

in € m.	Mar 31, 2009	Dec 31, 2008
Irrevocable lending commitments	107,491	104,077

Contingent liabilities	48,655	48,815

Total	156,146	152,892

Commitments and contingent liabilities stated above do not represent expected future cash flows as many of these contracts will expire without being drawn. The Group may require collateral to mitigate the credit risk of commitments and contingent liabilities.
Other Contingencies
Due to the nature of its business, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. In accordance with applicable accounting requirements, the Group provides for potential losses that may arise out of contingencies, including contingencies in respect of such matters, when the potential losses are probable and estimable. Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group’s final liabilities may ultimately be materially different. The Group’s total liability recorded in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group’s experience and the experience of others in similar cases, and the opinions and views of legal counsel. Although the final resolution of any such matters could have a material effect on the Group’s consolidated operating results for a particular reporting period, the Group believes that it will not materially affect its consolidated financial position. In respect of each of the matters specifically described below, some of which consist of a number of claims, it is the Group’s belief that the reasonably possible losses relating to each claim in excess of any provisions are either not material or not estimable.
The Group’s significant legal proceedings are described below.

Consolidated Financial Statements            Other Financial Information (unaudited)
Tax-Related Products. Deutsche Bank AG, along with certain affiliates, and current and former employees (collectively referred to as “Deutsche Bank”), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual customers, while others are asserted on behalf of a putative customer class. No litigation class has been certified as against Deutsche Bank. Approximately 86 legal proceedings have been resolved and dismissed with prejudice as against Deutsche Bank. Approximately eight other legal proceedings remain pending as against Deutsche Bank and are currently at various pre-trial stages, including discovery. The Bank has received a number of unfiled claims as well, and has resolved certain of those unfiled claims.
The United States Department of Justice (“DOJ”) is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through 2001. In connection with that investigation, DOJ has sought various documents and other information from Deutsche Bank and has been investigating the actions of various individuals and entities, including Deutsche Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank (the “Individuals”). In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the “Accounting Firm”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Accounting Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On February 14, 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the “Financial Institution”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. Deutsche Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax-oriented transactions that are the subject of the above-referenced criminal charges. Deutsche Bank also provided financial products and services in additional tax-oriented transactions as well. DOJ’s criminal investigation is ongoing. In December 2008, following a trial of four of the Individuals, three of the Individuals were convicted of criminal charges. The Bank is engaged in discussions with DOJ concerning a resolution of the investigation.

Consolidated Financial Statements            Other Financial Information (unaudited)
Kirch Litigation. In May 2002, Dr. Leo Kirch personally and as an assignee of two entities of the former Kirch Group, i.e., PrintBeteiligungs GmbH and the group holding company TaurusHolding GmbH & Co. KG, initiated legal action against Dr. Rolf-E. Breuer and Deutsche Bank AG alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank AG’s Management Board) in an interview with Bloomberg television on February 4, 2002 regarding the Kirch Group was in breach of laws and resulted in financial damage.
On January 24, 2006, the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank AG. Claims by Dr. Kirch personally and by TaurusHolding GmbH & Co. KG were dismissed. In May 2007, Dr. Kirch filed an action for payment as assignee of PrintBeteiligungs GmbH against Deutsche Bank AG and Dr. Breuer in the amount of initially approximately € 1.6 billion (the amount depended, among other things, on the development of the price for the shares of Axel Springer AG) plus interest. Meanwhile Dr. Kirch changed the calculation of his alleged damages and claims payment of approximately € 1.3 billion plus interest. In these proceedings he will have to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof. In the view of Deutsche Bank, the causality in respect of the basis and scope of the claimed damages has not been sufficiently substantiated.
On December 31, 2005, KGL Pool GmbH filed a lawsuit against Deutsche Bank AG and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank AG and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank AG in respect of several subsidiaries of the Kirch Group. In December 2007, KGL Pool GmbH supplemented this lawsuit by a motion for payment of approximately € 2.0 billion plus interest as compensation for the purported damages which two subsidiaries of the former Kirch Group allegedly suffered as a result of the statement by Dr. Breuer. On March 31, 2009 the District Court Munich I dismissed the lawsuit in its entirety. The plaintiff appealed the decision. In the view of Deutsche Bank, due to the lack of a relevant contractual relationship with any of these subsidiaries there is no basis for such claims and neither the causality in respect of the basis and scope of the claimed damages nor the effective assignment of the alleged claims to KGL Pool GmbH has been sufficiently substantiated.
Credit-related Matters. Deutsche Bank has received subpoenas and requests for information from certain regulators and government entities concerning its activities regarding the origination, purchase, and securitization of subprime and non-subprime residential mortgages. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information. Deutsche Bank has also been named as defendant in various civil litigations (including putative class actions), brought under the Securities Act of 1933 or state common law, related to the residential mortgage business. Included in those litigations are (1) two putative class actions pending in California Superior Court in Los Angeles County regarding the role of Deutsche Bank’s subsidiary Deutsche Bank Securities Inc. (“DBSI”), along with other financial institutions, as an underwriter of offerings of certain securities and mortgage pass-through certificates issued by Countrywide Financial Corporation or an affiliate; (2) a putative class action pending in the United States District Court for

Consolidated Financial Statements            Other Financial Information (unaudited)
the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Novastar Mortgage Funding Corporation; (3) a putative class action pending in California Superior Court in Los Angeles County regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Indymac MBS, Inc.; (4) two putative class actions pending in the United States District Court for the Northern District of California regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Wells Fargo Asset Securities Corporation; and (5) a putative class action pending in New York Supreme Court in New York County regarding the role of a number of financial institutions, including DBSI, as underwriter, and Deutsche Bank Trust Company Americas, a Deutsche Bank subsidiary, as trustee, to certain mortgage pass-through certificates issued by affiliates of Residential Accredit Loans, Inc. In addition, certain affiliates of Deutsche Bank, including DBSI, have been named in a putative class action pending in the United States District Court for the Eastern District of New York regarding their roles as issuer and underwriter of certain mortgage pass-through securities. Each of the civil litigations is in its early stages.
Auction Rate Securities. Deutsche Bank and DBSI are the subject of a putative class action, filed in the United States District Court for the Southern District of New York, asserting various claims under the federal securities laws on behalf of all persons or entities who purchased and continue to hold Auction Rate Preferred Securities and Auction Rate Securities (together “ARS”) offered for sale by Deutsche Bank and DBSI between March 17, 2003 and February 13, 2008. DBSI and Deutsche Bank Alex. Brown, a division of DBSI, have also been named as defendants in six individual actions asserting various claims under the federal securities laws and state common law by six investors in ARS. The purported class action and five of the individual actions are in their early stages. One of the individual actions has been dismissed. Deutsche Bank is also named as a defendant, along with ten other financial institutions, in two putative class actions, filed in the United States District Court for the Southern District of New York, asserting violations of the antitrust laws. The putative class actions, which are in their early stages, allege that the defendants conspired to artificially support and then, in February 2008, restrain the ARS market.

Consolidated Financial Statements            Other Financial Information (unaudited)
Deutsche Bank has also received regulatory requests from the Securities and Exchange Commission (“SEC”) and state regulatory agencies in connection with investigations relating to the marketing and sale of ARS. In August 2008, Deutsche Bank entered into agreements in principle with the New York Attorney General’s Office (“NYAG”) and the North American Securities Administration Association (“NASAA”), representing a consortium of other states and U.S. territories, pursuant to which Deutsche Bank and its subsidiaries agreed to purchase from their retail, certain smaller and medium-sized institutional, and charitable clients, ARS that those clients purchased from Deutsche Bank and its subsidiaries prior to February 13, 2008; to work expeditiously to provide liquidity solutions for their larger institutional clients who purchased ARS from Deutsche Bank and its subsidiaries; and to pay an aggregate penalty of U.S.$ 15 million to the NYAG and NASAA. The SEC’s investigation is continuing.
ÖBB Litigation. In September 2005, Deutsche Bank AG entered into a Portfolio Credit Default Swap (“PCDS”) transaction with ÖBB Infrastruktur Bau AG (“ÖBB”), a subsidiary of Österreichische Bundesbahnen-Holding Aktiengesellschaft. Under the PCDS, ÖBB assumed the credit risk of a € 612 million AAA rated tranche of a diversified portfolio of corporates and asset-backed securities (“ABS”). As a result of the developments in the ABS market since mid 2007, the market value of the PCDS declined.
In June 2008, ÖBB filed a claim against Deutsche Bank AG in the Vienna Trade Court, asking that the Court declare the PCDS null and void. ÖBB argues that the transaction violates Austrian law, and alleges to have been misled about certain features of the PCDS. ÖBB’s claim was dismissed by the Trade Court in January 2009. ÖBB has appealed the decision. No date for a court hearing has been set as of yet.
Related Party Transactions
During the three months ended March 31, 2009, and the year ended December 31, 2008, the Group has had business relationships with a number of related parties. Transactions with these parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties. These transactions did not involve more than the normal risk of collectibility or present other unfavorable features.
Transactions with Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank, directly or indirectly. The Group considers the members of the Management Board and the Supervisory Board to constitute key management personnel for purposes of IAS 24. Among the Group’s transactions with key management personnel as of March 31, 2009, were loans and commitments of € 5 million and deposits of € 24 million. As of December 31, 2008, there were loans and commitments of € 4 million and deposits of € 23 million among the Group’s transactions with key management personnel. In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

Consolidated Financial Statements            Other Financial Information (unaudited)
Transactions with Subsidiaries, Joint Ventures and Associates
Transactions between Deutsche Bank AG and its subsidiaries also meet the definition of related party transactions. When these transactions are eliminated on consolidation they are not disclosed in the Group’s financial statements.
Loans
During the three months ended March 31, 2009, and the year ended December 31, 2008, the Group made loans to related parties and entered into guarantees on behalf of certain related parties. The table below shows the amounts of loans made and repaid, loan balances outstanding, and guarantees made by the Group on behalf of related parties.

	Associated companies and
	other related parties
in € m.	Mar 31, 2009	Dec 31, 2008
Loans outstanding, beginning of period	834	2,081

Loans issued during the period	44	1,623

Loan repayment during the period	86	514

Changes in the group of consolidated companies	–	(2,200)[1]

Exchange rate changes/other	31	(156)

Loans outstanding, end of period[2]	823	834

Other credit risk related transactions:

Provision for loan losses	33	4

Guarantees and commitments[3]	78	95

1	Four entities that were accounted for using the equity method were fully consolidated for the first time in 2008. Therefore loans made to these investments were eliminated on consolidation.

2
Loans past due were nil as of March 31, 2009, and totaled € 7 million as of December 31, 2008. Loans included loans to joint ventures of € 144 million and € 143 million as of March 31, 2009 and December 31, 2008, respectively.

3	Includes financial and performance guarantees, standby letters of credit, indemnity agreements and irrevocable lending-related commitments.
Deposits

	Associated companies and
	other related parties
in € m.	Mar 31, 2009	Dec 31, 2008
Deposits outstanding, beginning of period	246	962

Deposits received during the period	32	955

Deposits repaid during the period	74	685

Changes in the group of consolidated companies	–	(693)[1]

Exchange rate changes/other	1	(293)

Deposits outstanding, end of period[2]	205	246

1	One entity that was accounted for using the equity method was fully consolidated in 2008. Therefore deposits received from this investment were eliminated on consolidation.

2
The above deposits were made in the ordinary course of business. Deposits included also € 5 million and € 18 million deposits from joint ventures as of March 31, 2009 and December 31, 2008, respectively.

Consolidated Financial Statements            Other Financial Information (unaudited)
As of March 31, 2009, the Group had positive and negative market values from derivative financial instruments with associated companies of € 3.4 billion and € 2.8 billion, respectively. Positive market values from derivative financial instruments with associated companies were € 390 million as of December 31, 2008. The increase was attributable to changes in the composition of the Group’s associated companies.
Business Relationships with Deutsche Postbank AG
In addition to the acquisition of an interest in Deutsche Postbank AG, Deutsche Bank AG signed a cooperation agreement with Postbank. The cooperation agreement encompasses financing and investment products, business banking and commercial loans as well as customer-oriented services. The agreement also covers sourcing and IT-infrastructure.
Transactions with Pension Plans
The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management. Pension funds may hold or trade Deutsche Bank shares or securities. As of March 31, 2009, transactions with these plans were not material for the Group.

Consolidated Financial Statements            Other Financial Information (unaudited)
Significant Transactions
On February 25, 2009, the Group completed the amended transaction structure for the acquisition of Deutsche Postbank AG (“Postbank”) shares based on the initial contract with Deutsche Post AG (“Deutsche Post”) in September 2008. The amended contract, which was announced on January 14, 2009, comprises three tranches. As a first component, the Group acquired 50 million Postbank shares – corresponding to a stake of 22.9% – in a capital increase of 50 million Deutsche Bank shares against a contribution-in-kind excluding subscription rights. The price for the Deutsche Bank shares was determined on February 25, 2009 and amounted to € 958 million. The total cost of this acquisition including directly attributable costs totaled € 962 million. This acquisition became effective with the registration of the shares in the commercial register on March 6, 2009. The shares were issued from authorized capital. As a result, Deutsche Post acquired a shareholding of approximately 8 % in Deutsche Bank AG, over half of which it can dispose of from the end of April 2009, with the other half disposable from the beginning of June 2009. It has been agreed that mechanisms designed to avoid market disturbances will be applied to any such sales. During the interim a certain amount of hedging is permissible, and the Group participates in a potential upside in the share price during the holding period. These contractual features are cash-settled and accounted for as options indexed to own shares with fair value changes recognized in profit or loss. Secondly, at completion, the Group subscribed to a mandatory exchangeable bond of € 3.0 billion issued by Deutsche Post. After three years, the bond will be fully exchanged for 60 million Postbank shares, or a 27.4 % stake. Thirdly, put and call options are in place for 26.4 million shares, equal to a 12.1 % stake held by Deutsche Post in Postbank. In addition, the Group paid cash collateral of € 1.1 billion for the options which are exercisable between February 2012 and February 2013.
At completion, the Group held an interest of approximately 2.1 % in Postbank. By acquiring the 22.9 % stake, the Group holds a blocking minority of more than 25 % in Postbank. On this basis, the Group has significant influence and applies the equity method of accounting for its investment. Due to its specific terms and conditions, the mandatory exchangeable bond primarily contains equity risk and is reported as part of the equity method investment. The put/call structure is accounted for as derivatives with fair value changes included in net gains (losses) on financial assets/liabilities at fair value through profit or loss. The net fair value of the derivative liability resulting upon completion of the transaction was added to the acquisition cost of the Group’s investment. The determination of the net fair value of Postbank’s identifiable assets, liabilities and contingent liabilities as of the acquisition date is not yet finalized.

Consolidated Financial Statements            Other Information
Other Information
Target Definitions
This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements. The Group refers to the definitions of certain adjustments as “target definitions” because the Group has in the past used and may in the future use the non-GAAP financial measures based on them to measure its financial targets.
The Group’s non-GAAP financial measures that relate to earnings use target definitions that adjust IFRS financial measures to exclude certain significant gains (such as gains from the sale of industrial holdings, businesses or premises) and certain significant charges (such as charges from restructuring, goodwill impairment or litigation) if such gains or charges are not indicative of the future performance of the Group’s core businesses.
IBIT attributable to Deutsche Bank Shareholders (Target Definition): The IBIT attributable to Deutsche Bank shareholders non-GAAP financial measure is based on income (loss) before income tax expense attributable to Deutsche Bank shareholders (i.e., less minority interest), adjusted for certain significant gains and charges as follows.

	Three months ended
in € m.	Mar 31, 2009		Mar 31, 2008
Income (loss) before income taxes (IBIT)	1,815		(254)

Less pre-tax minority interest	3		10

IBIT attributable to Deutsche Bank shareholders	1,819		(244)

Add (deduct):
Certain significant gains (net of related expenses)	–		(854)[1]
Certain significant charges	278	[2]	–

IBIT attributable to the Deutsche Bank shareholders (target definition)	2,096		(1,098)

1	Gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 854 million.

2	Impairment charge of € 278 million on industrial holdings.
Pre-Tax Return on Average Active Equity (Target Definition): The pre-tax return on average active equity non-GAAP financial measure is based on IBIT attributable to Deutsche Bank shareholders (target definition), as a percentage of the Group’s average active equity, which is defined below. For comparison, also presented are pre-tax return on average shareholders’ equity, which is defined as income (loss) before income tax expense attributable to Deutsche Bank shareholders (i.e., less minority interest), as a percentage of average shareholders’ equity, and pre-tax return on average active equity, which is defined as income (loss) before income tax expense attributable to Deutsche Bank shareholders (i.e., less minority interest), as a percentage of average active equity.

Consolidated Financial Statements            Other Information
Average Active Equity: The Group calculates active equity to make it easier to compare it to its competitors and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and you should not compare the Group’s ratios based on average active equity to other companies’ ratios without considering the differences in the calculation. The items for which the Group adjusts the average shareholders’ equity are average unrealized net gains (losses) on financial assets available for sale and on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval by the general shareholders’ meeting.

in € m.	Three months ended
(unless stated otherwise)	Mar 31, 2009	Mar 31, 2008
Average shareholders’ equity	32,199	36,450

Add (deduct):
Average unrealized gains (losses) on financial assets available for sale and on cash flow hedges, net of applicable tax	1,296	(2,478)
Average dividend accruals	(349)	(2,685)

Average active equity	33,146	31,288

Pre-tax return on average shareholders’ equity	22.6%	(2.7) %

Pre-tax return on average active equity	21.9%	(3.1) %

Pre-tax return on average active equity (target definition)	25.3%	(14.0) %

The non-GAAP financial measure for growth in earnings per share is Diluted earnings per share (target definition), which is defined as net income (loss) attributable to Deutsche Bank shareholders (i.e., less minority interest), adjusted for post-tax effects of significant gains/charges and certain significant tax effects, after assumed conversions, divided by the weighted average number of diluted shares outstanding.

Consolidated Financial Statements            Other Information
For reference, the Group’s diluted earnings per share, which is defined as net income (loss) attributable to Deutsche Bank shareholders (i.e., less minority interest), after assumed conversions, divided by the weighted average number of diluted shares outstanding, is also provided.

in € m.	Three months ended
(unless stated otherwise)	Mar 31, 2009		Mar 31, 2008
Net income (loss) attributable to Deutsche Bank shareholders	1,185		(131)

Add (deduct):
Post-tax effect of certain significant gains/charges	221	[1]	(854)[2]
Certain significant tax effects	–		–

Net income (loss) attributable to Deutsche Bank shareholders (basis for target definition EPS)	1,406		(985)

Diluted earnings per share	€ 1.92		€ (0.27)

Diluted earnings per share (target definition)	€ 2.28		€ (2.04)

1	Impairment charge of € 221 million on industrial holdings.

2	Gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 854 million.
Management Board
At its meeting on March 17, 2009, the Supervisory Board appointed Michael Cohrs, Jürgen Fitschen, Anshuman Jain and Rainer Neske members of the Management Board of Deutsche Bank AG for a period of three years with effect from April 1, 2009.